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As Filed with the Securities and Exchange Commission on February 28, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FIRST HORIZON PHARMACEUTICAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	58-2004779 (I.R.S. Employer Identification Number)
First Horizon Pharmaceutical Corporation 6195 Shiloh Road Alpharetta, Georgia 30005 (770) 442-9707	Patrick P. Fourteau Chief Executive Officer First Horizon Pharmaceutical Corporation 6195 Shiloh Road Alpharetta, Georgia 30005 (770) 442-9707
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)	(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Leslie Zacks, Esq. General Counsel First Horizon Pharmaceutical Corporation 6195 Shiloh Road Alpharetta, Georgia 30005 (770) 442-9707	W. Tinley Anderson, III, Esq. Paul, Hastings, Janofsky & Walker LLP 600 Peachtree St., Suite 2400 Atlanta, GA 30308 (404) 815-2215

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions pursuant to the exchange offer described herein.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per Security(1)	Proposed maximum aggregate offering price	Amount of registration fee

New 1.75% Contingent Convertible Senior Subordinated Notes Due 2024 ("New Notes")	$150,000,000	$975	$146,250,000	$15,648.75

Common Stock, $0.001 par value per share including rights to purchase the registrant's Participating Preferred Stock, par value $.001 per share(3)	(2)	(2)	(2)	(2)

(1)
Estimated solely for the purpose of calculating the Registration Fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended. The proposed maximum offering price per $1,000 principal amount of New Notes is based on the average bid and ask prices for the registrants 1.75% Contingent Convertible Senior Subordinated Notes Due 2024 (the "Old Notes") in secondary market transactions on February 21, 2006, net of an exchange fee of $2.50 for each $1,000 principal amount.

(2)
Includes such indeterminate number of shares of common stock as may be issued upon conversion of New Notes registered hereby. The shares are not subject to an additional fee pursuant to Rule 457(i) of the Securities Act.

(3)
The rights are evidenced by the certificates for shares of Common Stock and automatically trade with the Common Stock. The rights are currently attached to and transferable only with shares of Common Stock registered hereby. The value attributed to the rights, if any, is reflected in the market price of the Common Stock.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date, as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated February 28, 2006

OFFER TO EXCHANGE
Our
New 1.75% Contingent Convertible Senior Subordinated Notes Due 2024
and an Exchange Fee
for any and all of our outstanding
1.75% Contingent Convertible Senior Subordinated Notes Due 2024
CUSIP Nos. 32051K AA4 and 32051KAB2

The Exchange Offer

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus, our New 1.75% Contingent Convertible Senior Subordinated Notes Due 2024, or New Notes, for all of our outstanding 1.75% Contingent Convertible Senior Subordinated Notes Due 2024, or Old Notes. We will pay an exchange fee of $2.50 per $1,000 principal amount of Old Notes validly tendered and accepted for New Notes. We refer to this offer as the "exchange offer." As of February 24, 2006, there was $150.0 million aggregate principal amount of Old Notes outstanding. The initial conversion rate for New Notes is approximately 45.1467 shares per $1,000 principal amount of New Notes. The maximum number of shares of common stock issuable upon conversion of New Notes per $1,000 principal amount is 60.9385 shares.

We are conducting the exchange offer in response to the guidance set forth in Emerging Issues Task Force ("EITF") Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." EITF 04-8 requires us, under the "if-converted" method, to include the common stock issuable upon conversion of Old Notes for purposes of calculating our earnings per share, which has the effect of decreasing our diluted earnings per share. If the exchange offer is consummated, New Notes will contain certain terms that are different than Old Notes, which will allow us to calculate our earnings per share using the treasury stock method with respect to New Notes issued in exchange for Old Notes. Calculating earnings per share using the treasury stock method is expected to be less dilutive to our earnings per share than the "if-converted" method prescribed by EITF 04-8.

As explained more fully in this prospectus, the exchange offer is subject to a minimum of $112.5 million in aggregate principal amount of Old Notes being tendered for exchange and certain customary conditions which we may waive in our sole discretion.

Old Notes tendered may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

The exchange offer expires at 5:00 p.m., New York City time, on                           , 2006, unless extended, which date we refer to as the expiration date.

New Notes

The terms of New Notes will be substantially similar to the terms of Old Notes, except for the following modifications:

–>
New Notes will require us to settle all conversions for cash and, if applicable, shares of our common stock instead of only shares, as was the case with Old Notes. The amount of cash paid will be equal to the lesser of the principal amount of New Notes and their conversion value. Shares of our common stock will be issued to the extent that the conversion value exceeds the principal amount of New Notes. Old Notes are convertible only into common stock.

–>
New Notes will provide for an increase in the conversion rate for holders who convert New Notes upon the occurrence of certain fundamental changes that occur before March 13, 2007 unless the acquirer is a public acquirer, in which case, at our option, New Notes may instead become contingently convertible into cash and, if applicable, common stock of the public acquirer, subject to the net settlement provision and other adjustments to the conversion rate described in this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol "FHRX." The last reported sale price of our common stock on February 24, 2006 on the Nasdaq National Market was $20.50 per share.

Neither our Board of Directors, the Dealer Manager nor any other person is making any recommendation as to whether you should choose to exchange your Old Notes for New Notes.

See "Risk Factors" beginning on page 13 for a discussion of issues that you should consider with respect to the exchange offer and investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Dealer Manager for the Exchange Offer is:

The date of this prospectus is                  , 2006.

TABLE OF CONTENTS

Summary	1
Risk factors	13
Forward looking information	29
Summary selected historical consolidated financial data	31
Use of proceeds	32
Ratio of earnings to fixed charges	32
Price range of our common stock	32
Dividend policy	32
The exchange offer	33
Description of new notes	40
Description of capital stock	60
United states federal income tax consequences	63
Legal matters	71
Experts	71
Where you can find more information	71

This prospectus incorporates important business and financial information about us from other documents that are not included in or delivered with this prospectus. See "Where You Can Find More Information." The information is available to you without charge upon your request. You can obtain the documents incorporated by reference in this prospectus by requesting them in writing, by telephone or email from us at the following address, telephone number or email address:

First Horizon Pharmaceutical Corporation
6195 Shiloh Rd.
Alpharetta, GA 30005
Attention: Investor Relations
(866) 352-4401
ir@fhrx.com

IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF OUR FILINGS, AGREEMENTS OR OTHER DOCUMENTS BEFORE THE EXPIRATION OF THE EXCHANGE OFFER, FIRST HORIZON PHARMACEUTICAL CORPORATION SHOULD RECEIVE YOUR REQUEST NO LATER THAN                           , 2006.

i

Summary

The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus, as well as the information incorporated by reference in this prospectus, before making an investment decision. Unless otherwise specified, the terms "First Horizon," "we," "our" and "us" refer to First Horizon Pharmaceutical Corporation and its wholly-owned subsidiaries, including First Horizon Pharmaceutical Cayman, Ltd., First Horizon Pharmaceutical International Limited, First Horizon Pharmaceutical Ireland Limited and First Horizon Pharmaceutical (Cyprus) Limited.

FIRST HORIZON PHARMACEUTICAL CORPORATION

Our business

First Horizon Pharmaceutical Corporation, or the Company, is a specialty pharmaceutical company that markets, develops and sells brand name prescription products. Our key products focus on two therapeutic categories, Cardiology and Women's Health. Our key marketed products include:

Cardiology	Women's health
Sular	Prenate Elite
Fortamet	OptiNate
Altoprev	Ponstel
Triglide
Nitrolingual

Our current operating plan focuses first on maximizing the sales of our existing product portfolio. We also plan to accelerate growth by launching line extensions to our current products and by acquiring or licensing approved products or late stage development products and other businesses. We plan to focus on products that complement our Cardiology and Women's Health categories that will allow us to leverage our existing sales force infrastructure.

We currently market and sell 15 products, eight of which are actively promoted and accounted for approximately 89% of our total sales for the year ended December 31, 2005. We promote our products through our nationwide sales and marketing force in approximately 525 territories, targeting high-prescribing primary care physicians, endocrinologists, cardiologists, obstetricians and gynecologists.

Strategy

Beginning in 1999, we started acquiring and licensing products in order to transform ourselves from a small company with a primary focus on cough, cold and allergy products to a broader based specialty pharmaceutical company. These acquisitions provided us with a product portfolio and a base of revenue and cash flow that we continue to build upon.

In 2003, management, with the recommendation of the Board of Directors, formulated a new operating strategy. This new operating strategy led to the development of our current operating plan, which focuses on maximizing the sales of our product portfolio, including the addition of new products. We have been executing this plan in four phases by:

–>
implementing a lower cost operating model and investing in systems and process improvements;

–>
investing in sales force expansion to improve our reach and call frequency to high prescribing physicians;

–>
managing the life cycle of our products; and

–>
acquiring or licensing products and/or companies having products which complement our existing therapeutic specialty focus.

Our first step in maximizing the sales of our product portfolio was to implement a lower cost operating model and invest in systems and process improvements, which we commenced in July 2003. We implemented this strategy by cutting discretionary spending and streamlining the corporate office, reducing costs associated with our selling efforts, investing in systems and process improvements and entering into inventory management agreements with our largest wholesale customers.

Our second step in maximizing the sales of our product portfolio is to continue to expand our sales force in order to increase our reach to high prescribing physicians and to increase our call frequency. To maximize the effectiveness of our selling efforts, our sales force targets high-prescribing primary care physicians and select specialty physicians. Our sales force seeks to develop close relationships with these physicians and respond to their needs and their patients' needs. Since 2004, we have expanded our sales and marketing force from approximately 360 to approximately 525 professionals nationwide. In January 2006, we created a separate Women's Health specialty sales force consisting of approximately 75 sales professionals calling on OBGYN practioners and cardiologists, which are in addition to our approximately 450 primary sales force professionals.

Our third step in maximizing the sales of our products is to manage the lifecycle of our existing products. We have dedicated professionals whose goal is to maximize the potential of our brands. Part of our marketing team's directive is to develop ideas for line extensions that will extend the lifecycle of our key products.

Our fourth step in maximizing the sales of our products is to expand our product offerings and to accelerate our growth through acquiring or licensing approved products or late stage development products and by acquiring companies having such products. We are focusing on products that complement our Cardiology and Women's Health categories and that can be successfully distributed through our sales territory infrastructure.

As part of our strategy, in 2004, we entered into an agreement with SkyePharma PLC granting us an exclusive license in the United States for a term of 15 years to market and distribute a fenofibrate based product, subsequently labeled Triglide. We launched this product in July 2005. Additionally, in March 2005 we licensed and purchased certain rights to the type 2 diabetes prescription medication Fortamet and the cholesterol medication Altoprev from Andrx Laboratories. Also in March 2005, we launched OptiNate, the latest addition to the Prenate line. We have actively begun marketing these products as well.

There is no assurance that we will successfully implement our current operating plan or that we will be able to acquire or license additional products on favorable terms or at all.

Products

Most of our products treat recurring or chronic conditions or disorders which involve repeated use over an extended period of time. Our current key products include:

Product	Year of our introduction		Product use

Sular (nisoldipine) Tablets	2002		Hypertension
Fortamet (metformin HCl) Tablets	2005		Adjunct to diet and exercise in lowering blood glucose in Type 2 Diabetes patients
Altoprev (lovastatin extended release) Tablets	2005		Cholesterol reduction and coronary heart disease
Triglide (fenofibrate) Tablets	2005		Primary hypercholesterolemia and mixed dyslipidemia
Nitrolingual Pumpspray (nitroglycerin sublingual spray)	2000		Acute relief of an attack or prophylaxis angina pectoris due to coronary artery disease
Prenate Elite	2004	(1)	Prenatal vitamin
OptiNate	2005	(1)	Prenatal vitamin
Ponstel Capsules (mefenamic acid)	2000		Primary dysmenorrhea in patients = 14 years of age

(1)
The Prenate line was introduced in 2001. Prenate Elite and OptiNate are line extensions of the original Prenate product.

We were incorporated in Delaware in July 1992 as the surviving corporation of a merger between Century Pharmaceutical Corporation and Horizon Pharmaceutical Corporation. Our principal office is located at 6195 Shiloh Road, Alpharetta, Georgia 30005 and our telephone number is (770) 442-9707. Our corporate Internet address is www.fhrx.com. We do not intend for the information contained on our website to be a part of this prospectus.

Summary of the exchange offer

The following is a brief summary of the terms of the exchange offer. For a more complete description, see "The Exchange Offer."

Reasons for the Exchange Offer	We are conducting the exchange offer in response to the guidance set forth in Emerging Issues Task Force ("EITF") Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." EITF 04-8 requires us, under the "if-converted" method, to include the common stock issuable upon conversion of Old Notes for purposes of calculating our earnings per share, which has the effect of decreasing our diluted earnings per share. If the exchange offer is consummated, New Notes will contain certain terms that are different than Old Notes, which will allow us to calculate our earnings per share using the treasury stock method with respect to New Notes issued in exchange for Old Notes. Calculating earnings per share using the treasury stock method is expected to be less dilutive to our earnings per share than the "if-converted" method prescribed by EITF 04-8.
For a more detailed description of these changes, see "—Material Differences Between Old Notes and New Notes."
Terms of the Exchange Offer and Exchange Fee	We are offering to exchange $1,000 in principal amount of New Notes and an exchange fee of $2.50 per $1,000 principal amount of New Notes for each $1,000 in principal amount of our Old Notes validly tendered and not withdrawn. New Notes will be issued in denominations of $1,000 and integral multiples of $1,000. You may tender all, some or none of your Old Notes.
Conditions to the Exchange Offer	The exchange offer is subject to a minimum of $112.5 million of aggregate principal amount of Old Notes being tendered for exchange and certain customary conditions. See "The Exchange Offer—Conditions to the Exchange Offer."
Expiration Date; Extension	The exchange offer will expire at 5:00 p.m., New York City time, on , 2006, unless extended or earlier terminated by us, which date we refer to as the "expiration date." We may extend the expiration date for any reason. If we decide to extend the exchange offer, we will announce the extension by press release or other permitted means no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the exchange offer.
Withdrawal of Tenders	The tender of Old Notes pursuant to the exchange offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

Procedures for Exchange	A holder who wishes to tender Old Notes in the exchange offer must transmit to the exchange agent an agent's message, which agent's message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. We intend to accept all Old Notes validly tendered and not withdrawn as of the expiration of the exchange offer if the required minimum aggregate principal amount of Old Notes are tendered in the exchange offer and will issue New Notes and pay the exchange fee promptly after expiration of the exchange offer upon the terms and subject to the conditions in this prospectus.
Old Notes may be tendered by electronic transmission of acceptance through The Depository Trust Company's, which we refer to as DTC, Automated Tender Offer Program, which we refer to as ATOP, procedures for transfer. Custodial entities that are participants in DTC must tender Old Notes through DTC's ATOP. A letter of transmittal need not accompany tenders effected through ATOP. Please carefully follow the instructions contained in this document on how to tender your securities. See "The Exchange Offer—Terms of the Exchange Offer."
Amendment of the Exchange Offer	We reserve the right to interpret or modify the terms of the exchange offer, provided that we will comply with applicable laws that may require us to extend the period during which securities may be tendered or withdrawn as a result of changes in the terms of or information relating to the exchange offer.
Use of Proceeds	We will not receive any cash proceeds from the exchange offer. Old Notes that are validly tendered and exchanged pursuant to the exchange offer will be retired and canceled.
Fees and Expenses	We estimate that the total fees and expenses of the exchange offer, assuming all Old Notes are exchanged for New Notes, will be approximately $0.9 million, exclusive of the exchange fee of $2.50 per $1,000 principal amount of New Notes.
United States Federal Income Tax Consequences	The United States federal income tax consequences of the exchange of Old Notes for New Notes are not entirely clear. We will take the position, however, based on the advice of tax counsel, that the exchange of Old Notes for New Notes should not constitute a significant modification of the terms of the Old Notes and that, as a result, New Notes should be treated as a continuation of Old Notes and there should be no United States federal income tax consequences to holders who participate in the exchange offer, except that holders will have to recognize the receipt of the exchange fee as ordinary income. Unless an exemption applies, we may withhold at a rate of 30% from the payment of the exchange fee to any Non-United States Holder (as defined herein) participating in the exchange offer.

By participating in the exchange offer, each holder will be deemed to have agreed pursuant to the indenture governing New Notes to treat the exchange as not constituting a significant modification of the terms of Old Notes. If, contrary to this position, the exchange of Old Notes for New Notes does constitute an exchange for United States federal income tax purposes, the tax consequences to holders could be materially different. For a discussion of the potential tax consequences of the exchange, see "United States Federal Income Tax Consequences."
Old Notes Not Tendered or Accepted for Exchange	Any Old Notes not accepted for exchange for any reason, including if the required minimum aggregate principal amount of Old Notes are not tendered in the exchange offer, will be returned without expense to you promptly after the expiration, termination or withdrawal of the exchange offer. If you do not exchange your Old Notes in the exchange offer or if your Old Notes are not accepted for exchange, you will not receive the exchange fee. You will continue to hold your Old Notes and will be entitled to all the rights and subject to all the limitations applicable to Old Notes.
Consequences of Not Exchanging Old Notes	If you do not exchange your Old Notes in the exchange offer, the liquidity of any trading market for Old Notes not tendered for exchange, or tendered for exchange but not accepted, could be significantly reduced to the extent that Old Notes are tendered and accepted for exchange in the exchange offer. Holders who do not exchange their Old Notes for New Notes will not receive the exchange fee nor will they receive the additional rights to be provided to holders of New Notes upon the occurrence of certain fundamental changes. Holders of Old Notes who do not exchange their Old Notes for New Notes may continue to convert their Old Notes in accordance with the terms and conditions governing Old Notes.
Deciding Whether to Participate in the Exchange Offer	Neither we, our Board of Directors, our officers nor the dealer manager have made any recommendation as to whether you should tender or refrain from tendering all or any portion of your Old Notes in the exchange offer. Further, we have not authorized anyone to make any such recommendation. You should make your own decision as to whether you should tender your Old Notes in the exchange offer and, if so, the aggregate amount of Old Notes to tender after reading this prospectus, including the "Risk Factors" and the information incorporated by reference in this prospectus, and consulting with your advisors, if any, based on your own financial position and requirements.
Exchange Agent	Deutsche Bank Trust Company Americas.
Dealer Manager	UBS Securities LLC.
Information Agent	Morrow & Co., Inc.
Trading	Our common stock is traded on the Nasdaq National Market under the symbol "FHRX." Old Notes were not listed on any national securities exchange or automated quotation system and we do not intend to list New Notes on any national securities exchange or automated quotation system.

Material differences between old notes and new notes

While the terms of New Notes will be substantially similar to the terms of Old Notes, certain material differences between Old Notes and New Notes are described in the table below. The table below is qualified in its entirety by the information contained elsewhere in this prospectus and the documents governing Old Notes and New Notes, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. For a more detailed description of New Notes, see "Description of New Notes."

	Old notes	New notes

Notes Offered	$150.0 million aggregate principal amount of 1.75% Contingent Convertible Senior Subordinated Notes Due 2024.	Up to $150.0 million aggregate principal amount of New 1.75% Contingent Convertible Senior Subordinated Notes Due 2024.
Settlement upon Conversion	Upon conversion of Old Notes, we will deliver a specified number of shares of our common stock (other than cash payments for fractional shares). The conversion price may be adjusted for certain transactions affecting our common stock.	Upon conversion, we will deliver, for each New Note, consideration (the "conversion value") having a value equal to the product of the conversion rate (initially, approximately 45.1467, subject to adjustment) multiplied by the average of the closing price of our common stock on the Nasdaq National Market on each of the five consecutive trading days beginning on the third trading day following the conversion date of New Notes (the "applicable stock price"). This consideration will be paid in cash (the "required cash amount") in an amount equal to the lesser of (a) the aggregate principal amount of New Notes on the conversion date or (b) the conversion value, and the remainder will be paid in shares of our common stock. The number of shares to be delivered will equal (a)(i) the conversion value minus (ii) the required cash amount, divided by (b) the applicable stock price.

Adjustment to Conversion Rate Upon Certain Fundamental Changes (referred to as change in control in the terms of Old Notes)	None.	A holder that surrenders New Notes for conversion in connection with certain fundamental changes that occur prior to March 13, 2007 may be entitled to an increase in the conversion rate. However, in lieu of increasing the conversion rate applicable to those New Notes, we may in certain circumstances elect to change our conversion obligation so that, in lieu of delivering cash, and, if applicable, shares of our common stock in respect of such conversion obligation, we will deliver shares of the acquiring company's common stock. See "Description of New Notes—Conversion Rights—Adjustment to the Conversion Rate Upon the Occurrence of Certain Fundamental Changes."
Additional Events, the Occurrence of Which Would Constitute a Fundamental Change	None.	In addition to the events included in Old Notes which would constitute a change of control (as defined in the indenture relating to Old Notes), a fundamental change will also include the occurrence of any transaction or event or any series of transactions or events in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive stock, other securities, other property, assets or cash, unless either:
(a) the persons that "beneficially owned," the shares of our voting stock immediately prior to such transaction, "beneficially own," shares of the surviving or continuing corporation's voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of such corporation or

(b)	both of the following conditions are satisfied:
	(i)	at least 90% of the consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in such transaction consists of common stock, ordinary shares or American Depository Shares, and any associated rights, traded on a U.S. national securities exchange or quoted on the Nasdaq National Market (or that will be so traded or quoted when issued or exchanged in connection with such transaction) and
	(ii)	as a result of such transaction, the consideration due upon conversion of New Notes shall be payable solely in shares of such securities, and any associated rights and cash for fractional shares.
See "Description of New Notes—Right to Require Purchase of New Notes Upon the Occurrence of a Fundamental Change."

Summary of new notes

The following is a summary of some of the terms of New Notes. For a more complete description of the terms of New Notes, see "Description of New Notes."

Issuer	First Horizon Pharmaceutical Corporation
New Notes Offered	Up to $150.0 million aggregate principal amount of New Notes.
Maturity of New Notes	March 8, 2024
Ranking
New Notes will be our unsecured, senior subordinated obligations. New Notes will rank junior in right of payment to all of our existing and future senior indebtedness (as defined herein), rank equal in right of payment to all of our existing and future senior subordinated indebtedness, and rank senior in right of payment to all our existing and future junior subordinated indebtedness. New Notes will be effectively subordinated to any secured indebtedness and all existing and future indebtedness and other liabilities of our subsidiaries. In addition, any Old Notes that are not exchanged for New Notes in the exchange offer will be pari passu in right of payment with New Notes. As of December 31, 2005, we had no senior indebtedness outstanding under our credit facility. Neither we nor our subsidiaries will be restricted under the indenture governing New Notes from incurring additional senior indebtedness or other indebtedness. See "Description of New Notes—Subordination of New Notes."
Interest Payment Dates	March 8 and September 8, beginning September 8, 2006.
Contingent Interest
Commencing March 8, 2007, we will pay contingent interest to the holders of New Notes for any six-month period from, and including, March 8 to, but excluding, September 8 and from, and including, September 8 to, but excluding, March 8, if the average trading price of New Notes per $1,000 principal amount for the five trading days ending on the third trading day immediately preceding the first trading day of the relevant six-month period equals $1,200 or more. During any period when contingent interest is payable, it will be payable at a rate equal to 0.5% per annum.
Conversion Rights	Holders may surrender New Notes for conversion into cash, and, if applicable, shares of our common stock prior to the maturity date in the following circumstances:
•
during any quarter, if the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding quarter exceeds 120% of the conversion price per share on that 30th trading day of the preceding quarter;
• if we have called New Notes for redemption;
•
during the five trading day period immediately following any nine consecutive trading day period in which the trading price per $1,000 principal amount of New Notes for each day of such period was less than 95% of the product of the then applicable conversion rate per $1,000 principal amount of New Notes multiplied by the closing price per share of our common stock on that day; or

• upon the occurrence of specified corporate transactions described under "Description of New Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions."

Initially, holders may convert any outstanding New Notes into cash and, if applicable, shares of our common stock at the conversion price per share of $22.15. This represents a conversion rate of approximately 45.1467 shares of common stock per $1,000 principal amount of New Notes. The conversion price may be adjusted for certain reasons, but will not be adjusted for accrued interest, contingent interest or liquidated damages. Upon conversion, the holder will not receive any cash payment representing accrued and unpaid interest, including contingent interest, if any. See "Description of New Notes—Conversion Rights—Conversion Price Adjustments."
Settlement Upon Conversion
Upon conversion, we will deliver, for each New Note, consideration (the "conversion value") having a value equal to the product of the conversion rate (initially, approximately 45.1467, subject to adjustment) multiplied by the average of the closing price of our common stock on the Nasdaq National Market on each of the five consecutive trading days beginning on the third trading day following the conversion date of New Notes (the "applicable stock price"). This consideration will be paid in cash (the "required cash amount") in an amount equal to the lesser of (a) the aggregate principal amount of New Notes on the conversion date or (b) the conversion value, and the remainder will be paid in shares of our common stock. The number of shares to be delivered will equal (a)(i) the conversion value minus (ii) the required cash amount, divided by (b) the applicable stock price. See "Description of New Notes—Conversion Rights—Settlement Upon Conversion."
Adjustment to Conversion Rate Upon Certain Fundamental Changes
A holder that surrenders New Notes for conversion in connection with certain fundamental changes (as defined in "Description of New Notes — Right to Require Purchase of New Notes Upon a Fundamental Change") that occur prior to March 13, 2007 may be entitled to an increase in the conversion rate. However, in lieu of increasing the conversion rate applicable to those New Notes, we may in certain circumstances elect to change our conversion obligation so that, in lieu of delivering cash, and, if applicable, shares of our common stock in respect of such conversion obligation, we will deliver shares of the acquiring company's common stock. See "Description of New Notes—Right to Require Purchase of New Notes Upon a Fundamental Change" and "Description of New Notes—Adjustment to the Conversion Rate Upon the Occurrence of Certain Fundamental Changes."
Optional Redemption
We may redeem some or all New Notes at any time on or after March 13, 2007 at a price equal to 100% of the principal amount of New Notes, plus accrued and unpaid interest, including contingent interest, if any, up to but not including the date of redemption, payable in cash.

Repurchase of New Notes at the Option of the Holder
You may require us to repurchase your New Notes on March 8, 2009, 2014 and 2019 for a purchase price, payable in cash, equal to 100% of the principal amount of New Notes, plus accrued and unpaid interest, including contingent interest, if any, up to, but not including, the date of repurchase. See "Description of New Notes—Repurchase of New Notes at the Option of the Holder."
Right of Holder to Require Us to Repurchase New Notes if a Fundamental Change Occurs
If a fundamental change occurs, you may require us to repurchase all or a portion of your New Notes at a repurchase price in cash equal to 100% of the principal amount of New Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date, unless your New Notes have been previously converted. See "Description of New Notes—Right to Require Purchase of New Notes Upon a Fundamental Change."
Risk Factors
You should carefully consider the information under "Risk factors" beginning on page 13 of this prospectus and all other information included and incorporated by reference in this prospectus prior to making a decision to exchange Old Notes for New Notes.
Nasdaq Symbol for our Common Stock	Our common stock is listed on The Nasdaq Stock Market under the symbol "FHRX."
Trading	New Notes are a new issue of securities. There is no active public trading market for New Notes. We do not intend to list New Notes on any national securities exchange or automated quotation system.

Risk factors

Prospective investors should carefully consider the following information in addition to the other information contained in this prospectus and the documents incorporated by reference into this prospectus before exchanging Old Notes for New Notes. The occurrence of any one or more of the following could materially adversely affect your investment or our business and operating results.

RISKS RELATED TO NEW NOTES

We may not be able to repurchase New Notes when required to and our ability to make cash payments upon conversion may be limited.

On March 8, 2009, 2014 and 2019 and upon the occurrence of a fundamental change, holders of New Notes may require us to offer to repurchase their New Notes for cash. We may not have sufficient funds at the time of any such events to make the required repurchases.

Upon the occurrence of one or more events described under "Description of New Notes—Conversion Rights," the occurrence of which may not be within our control, you will have the right to convert some or all of your New Notes for cash, and, if applicable, shares of our common stock. We may not have sufficient funds to make such required cash payments upon the conversion of New Notes.

Additionally, holders of New Notes may require us to purchase all or a portion of their New Notes for cash at specific times and upon the occurrence of specific circumstances involving the events described under "Description of New Notes—Right to Require Purchase of New Notes Upon a Fundamental Change" and "Description of New Notes—Repurchase of New Notes at the Option of the Holder." We cannot assure you that, if required, we would have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the purchase price of New Notes in cash. We may not have sufficient funds to make such required cash payments upon the conversion of New Notes.

The source of funds for any repurchase required as a result of any such events will be our available cash or cash generated from operating activities or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. We cannot assure you, however, that sufficient funds will be available at the time of any such events to make any required repurchases of New Notes tendered. Furthermore, the use of available cash to fund the repurchase of New Notes may impair our ability to obtain additional financing in the future.

New Notes will be subordinated to our senior indebtedness and to liabilities of our subsidiaries and therefore you could receive less than holders of senior indebtedness or creditors of our subsidiaries upon liquidation or insolvency of us or a subsidiary.

New Notes will be subordinate in right of payment to the prior payment in full of all our senior indebtedness. Upon any payment or distribution of our assets of any kind upon any dissolution, winding-up, liquidation or reorganization of us, all amounts due on all of our senior indebtedness will first be paid in full before the holders of New Notes are entitled to receive or retain any payment. As a result, in the event of our liquidation or insolvency, holders of senior indebtedness may recover more, ratably, than holders of New Notes. In addition, any Old Notes that are not exchanged for New Notes in the exchange offer will be pari passu in right of payment with New Notes.

The indenture will not contain any restriction on the payment of dividends, the incurrence of indebtedness or the repurchase of our securities, and will not contain financial covenants. In addition, New Notes (together with any Old Notes that are not exchanged in the exchange offer) are our exclusive obligations and are not guaranteed by any of our subsidiaries. As a result, New Notes will be effectively subordinated to all indebtedness and other liabilities (other than Old Notes, which will be pari passu in right of payment with New Notes), including trade debt, of these subsidiaries. As of December 31, 2006, we had no outstanding borrowings under our credit facility.

We expect that the trading value of New Notes will be significantly affected by the price of our common stock and other factors.

The market price of New Notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of New Notes than would be expected for nonconvertible debt securities. In addition, New Notes have a number of features, including conditions to conversion, which, if not met, could result in a holder receiving less than the value of our common stock into which a New Note would otherwise be convertible. These features could adversely affect the trading value for New Notes.

Our credit agreement may restrict our ability, and the ability of some of our subsidiaries, to engage in particular activities.

Our credit agreement limits or prohibits us or our subsidiaries from engaging in particular transactions and activities, including limitations on acquisitions and capital expenditures. It also contains financial covenants that require us to achieve certain financial and operating results and maintain compliance with specified financial ratios. These covenants could limit our ability to obtain future financing and may prevent us from taking advantage of attractive business opportunities. Our ability to meet these covenants or requirements may be affected by events beyond our control, and we cannot assure you that we will satisfy such covenants and requirements. A breach of these covenants or our inability to comply with the financial ratios, tests or other restrictions could result in an event of default under the agreements governing our outstanding indebtedness and the indenture that governs New Notes.

Our indebtedness and interest expense will limit our cash flow and could adversely affect our operations and our ability to make full payment on New Notes.

As a result of the initial placement of Old Notes, we have an increased level of debt and interest expense. Although our aggregate level of indebtedness and our debt service requirements will not change in connection with the exchange offer, the indenture does not contain any restriction on our ability or the ability of our subsidiaries to incur additional indebtedness.

Our indebtedness poses risks to our business, including the risks that:

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we could use a substantial portion of our consolidated cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes, including executing our business strategy;

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insufficient cash flow from operations may force us to sell assets, or seek additional capital, which we may be unable to do at all or on terms favorable to us; and

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our level of indebtedness may make us more vulnerable to economic or industry downturns.

The increase in the conversion rate applicable to New Notes that holders convert in connection with certain fundamental changes may not adequately compensate you for the lost option time value of your New Notes as a result of that fundamental change.

If certain fundamental changes occur before March 13, 2007, we will under certain circumstances increase the conversion rate applicable to certain holders. This increased conversion rate will apply to holders that surrender their New Notes for conversion from, and including, the effective date of such fundamental change to, and including, the close of business on the business day immediately preceding the fundamental change repurchase date corresponding to such fundamental change. The amount of the increase in the conversion rate depends on the date when the fundamental change becomes effective and the applicable price described in this prospectus.

Although the increase in the conversion rate is designed to compensate you for the lost option time value of your New Notes as a result of the fundamental change, the increase in the conversion rate is only an approximation of the lost value and may not adequately compensate you for the loss. In addition, you will not be entitled to an increased conversion rate if:

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the fundamental change occurs on or after March 13, 2007;

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the fundamental change is not a "make-whole fundamental change" as described in this prospectus;

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the applicable price is greater than $57.50 per share or less than $16.41 per share (in each case, subject to adjustment); or

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we elect, in the case of a "public acquirer fundamental change," to change the conversion right in lieu of increasing the conversion rate.

See "Description of New Notes—Adjustment to the Conversion Rate Upon the Occurrence of Certain Fundamental Changes."

An active trading market for New Notes may not develop.

New Notes are a new issue of securities. There is no active trading market for New Notes. We do not intend to list New Notes on any national securities exchange or automated quotation system. Also, the liquidity of the trading market for New Notes will depend in part on the level of participation of the holders of Old Notes in the exchange offer. The greater the participation in the exchange offer, the greater the potential liquidity of the trading market for New Notes and the lesser the liquidity of any trading market for Old Notes not tendered in the exchange offer. As a result, a market for New Notes may not develop and, if one does develop, it may not be maintained. The future trading value of New Notes will depend on many factors including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. If an active market for New Notes fails to develop or be sustained, the trading value and liquidity of New Notes could be materially adversely affected.

You should consider the United States federal income tax consequences of owning New Notes.

Under the indenture governing New Notes, we will agree, and by acceptance of a beneficial interest in a New Note, each holder of a New Note will be deemed to have agreed, to treat New Notes as indebtedness for United States federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments and, for United States federal income tax purposes, to accrue interest income on the debentures at the rate of 9.15% per year, compounded semi-annually, which represents the yield on comparable non-contingent, nonconvertible, fixed rate debt instruments with terms and conditions otherwise similar to the debentures that we would issue. A U.S. Holder will be required to accrue interest income on a constant yield to maturity basis at this rate (subject to certain adjustments), with the result that a U.S. Holder generally will recognize taxable income significantly in excess of regular interest payments received while New Notes are outstanding.

A U.S. Holder will also recognize gain or loss on the sale, conversion, exchange or retirement of a New Note in an amount equal to the difference between the amount realized on the sale, conversion, exchange or retirement, including the cash and fair market value of our common stock received, and the U.S. Holder's adjusted tax basis in New Note. Any gain recognized on the sale, conversion, exchange or retirement of a New Note generally will be ordinary interest income; any loss will generally be ordinary loss to the extent of such holder's prior net original issue discount inclusions with respect to New Notes, and thereafter, capital loss. See "United States Federal Income Tax Consequences." You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. For non-U.S. holders, this deemed distribution may be subject to United States federal withholding requirements. See "United States Federal Income Tax Consequences."

RISKS RELATED TO OUR COMMON STOCK

Our stock price has been volatile.

The market price for our securities has been highly volatile. Various factors, including factors that are not related to our operating performance, may cause significant volume and price fluctuations in the market. The following factors, among others, may cause fluctuations in our stock price:

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failure to meet our financial estimates or expectations of securities analysts;

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failure to increase prescriptions of our products;

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the introduction of knock-offs or generics to our products;

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fluctuations in operating results;

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rates of product acceptance;

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timing or delay of regulatory approvals;

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volatility in the pharmaceutical and specialty pharmaceutical market and stocks;

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if our third-party manufacturers experience interruptions in the supply of raw materials, encounter delays in shipping or encounter regulatory problems;

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developments in or disputes regarding patent or other proprietary rights; and

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general economic, market and political conditions not related to our business.

Existing officers, directors and our principal stockholder own a substantial block of our common stock.

Existing officers, directors and our principal stockholder own a substantial number of shares of our common stock that may allow them to elect directors and direct the outcome of matters requiring stockholder approval. As of December 31, 2005, our officers, directors and our principal stockholder beneficially owned approximately 22.4% of our outstanding common stock. As of December 31, 2005, Kapoor-Pharma Investments, L.P. beneficially owned approximately 17.4% of our outstanding common stock. Accordingly, Kapoor-Pharma Investments holds significant control or influence over our policies and acts. John N. Kapoor, Ph.D., the Chairman of the Board of Directors, is President and sole stockholder of EJ Financial Enterprises, Inc. EJ Financial Enterprises is the managing general partner of Kapoor-Pharma Investments. In addition, a trust of which Dr. Kapoor is trustee is a partner of Kapoor-Pharma Investments.

Anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to stockholders.

Some of the provisions in our restated certificate of incorporation and bylaws, our shareholder protection rights plan, and the anti-takeover provisions under Delaware law could delay or prevent a third party from acquiring us or replacing members of our Board of Directors, even if the acquisition or the replacements would be beneficial to our stockholders. These provisions could also reduce the price that certain investors might be willing to pay for shares of our common stock and/or New Notes and result in the market price being lower than it would be without these provisions. Our charter and other documents contain anti-takeover devices including:

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staggered director terms such that only one of the three classes of directors is elected each year;

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a shareholder rights plan that is designed to protect us from coercive takeover attempts;

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a supermajority provision requiring at least two-thirds of the shares entitled to vote to approve an amendment of our bylaws;

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providing our Board of Directors with the authority to issue shares of "blank-check" preferred stock without stockholder approval under any terms, conditions, rights and preferences that the Board determines; and

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an advance notice requirement for nominations of directors or proposals for consideration at stockholder meetings.

RISKS RELATED TO THE EXCHANGE OFFER

If you do not exchange your Old Notes, the Old Notes you retain may become less liquid as a result of the exchange offer.

If a significant number of Old Notes are exchanged in the exchange offer, the liquidity of the trading market for Old Notes, if any, after the completion of the exchange offer may be substantially reduced. Any Old Notes exchanged will reduce the aggregate number of Old Notes outstanding. As a result, the Old Notes may trade at a discount to the price at which they would trade if the transactions contemplated by this prospectus were not consummated, subject to prevailing interest rates, the market for similar securities, the pricing of our common stock and other factors. We cannot assure you that an active market in Old Notes will exist or be maintained and we cannot assure you as to the prices at which Old Notes may be traded.

The U.S. federal income tax consequences of the exchange offer are not entirely clear.

We intend to take the position that the exchange of Old Notes for New Notes does not constitute a significant modification of Old Notes for U.S. federal income tax purposes, and that New Notes will be treated as a continuation of Old Notes. Consistent with this position, there will be no U.S. federal income tax consequences to a holder who exchanges Old Notes for New Notes pursuant to the exchange offer, except that holders will have to recognize the receipt of the exchange fee as ordinary income. That position, however, is uncertain and could be challenged by the IRS. If, contrary to our position, the exchange of Old Notes for New Notes constitutes a significant modification of the Old Notes, the exchange of an Old Note for a New Note would be treated as an exchange for U.S. federal income tax purposes, possibly resulting in the recognition of gain or loss. In addition, in this case, New Notes would be treated as newly issued securities and the tax rules applicable to New Notes may materially differ from the tax rules applicable to Old Notes. Among other things, the holders may be required to accrue interest income at a significantly different rate and on a significantly different schedule than is applicable to Old Notes.

RISKS RELATED TO OUR BUSINESS

Our operating results are substantially dependent upon the contribution of Sular, which has been below our acquisition expectations since we acquired the product and which has adversely affected our operating results.

We acquired Sular in March 2002 and have not realized the sales growth for Sular that we anticipated when we acquired it. As a result, our growth has suffered. According to IMS Health's National Prescription Audit Plus™ data, total Sular prescriptions increased 16.1% for the year ended December 31, 2005 compared to the year ended December 31, 2004. Although we have revised our operational plan to focus on maximizing sales of our existing products, particularly Sular, we may not be able to increase Sular prescriptions.

The potential growth rate for Sular may be limited by the contraction of the market for the class of drugs to which Sular belongs.

The calcium channel blocker products market is contracting. This contraction may be due to the following, all or any of which may have an adverse effect on the sales of Sular:

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published studies showing that other classes of drugs treating hypertension have health benefits in addition to controlling blood pressure;

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the introduction of new classes of drugs treating hypertension; and

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a reduction in the number of companies actively promoting calcium channel blockers, which, in turn, has led to there being less available information regarding calcium channel blockers.

Competitors could offer a product competitive with Sular and our other products.

A patent addressing the composition of the active ingredient in Sular expired in 1998 and a patent covering the manufacturing process expired in 2004. Therefore, a competitor could introduce a product competitive with Sular containing its same active ingredient, although Sular remains protected under a patent addressing its coat core tablet. Any such competing product may reduce our potential sales of Sular. Further, if, and as the patent protection for our other products expires, competitors could introduce competitive products which may reduce our sales of such products.

Sales of our Robinul products have been adversely affected by the introduction of generic products.

In December 2004, generics to our Robinul and Robinul Forte products were introduced into the marketplace. These products are expected to have an adverse effect on future revenues of our Robinul products.

We may not be able to successfully integrate Fortamet, Altoprev and Triglide into our existing operations.

In March 2005, we acquired from Andrx Laboratories certain rights related to the drug products Fortamet and Altoprev and engaged Andrx to manufacture and supply us with Fortamet and Altoprev. We also received FDA approval for Triglide, a fenofibrate formulation for which we obtained exclusive rights from SkyePharma in 2004. Our ability to successfully integrate Fortamet, Altoprev and Triglide into our existing operations and to achieve our expected level of return from sales thereof depends on numerous factors.

The integration of these products into our existing operations requires that we make adjustments to our sales and administrative functions. For example, we have hired and may continue to hire additional sales representatives and adjusted our marketing strategy to include these newly launched products. Furthermore, we have adjusted our administrative processes to facilitate the sales of these products, including hiring additional administrative support personnel at our headquarters. If our integration of the products into our existing operations is unsuccessful or delayed, then we may not achieve the expected level of return from our sales of these products. This could result in a material adverse effect on our results from operations. Further, to the extent we become unable to timely hire additional sales representatives to sell these products, we may not achieve expected sales.

While we expect to extend our existing product lines and to increase our sales of existing products by offering a more complete line of treatment alternatives through our acquisition of certain rights to the Fortamet, Altoprev and Triglide products, there can be no assurance that these expected synergies can be achieved. In addition, if we experience difficulty in integrating the products into our existing operations or marketing them through our existing sales channels or as part of our existing product lines, we may incur significant unplanned costs to complete the integration of the products. If we do not realize the expected synergies from acquiring the products or we incur unexpected costs to integrate them into our existing operations, then we may experience a material adverse effect to our results of operations.

Further, there can be no assurance that either Andrx or SkyePharma will supply us with a sufficient quantity of products to meet our demand for finished goods, products and samples or that the products provided will meet our specifications. If we are unable to obtain a sufficient quantity or the products provided do not meet our specifications, then our ability to fulfill orders for the products could be adversely effected. The 60 mg Altoprev product has experienced manufacturing issues. If the issues recur and cannot be resolved, our ability to acquire the product for sale and sampling will be adversely affected. In addition, the FDA is currently investigating Andrx, the manufacturer of Altoprev and Fortamet, for potential good manufacturing practice violations. Our ability to acquire and sell Altoprev and Fortamet could be adversely impacted by this investigation. At this time, we do not know when the FDA will conclude its investigation. Our ability to engage a third party to manufacture and supply us with Fortamet and Altoprev is restricted to a very limited set of circumstances under our current agreement with Andrx, and we do not have the right to engage a third party to manufacture Triglide under our agreement with SkyePharma. If we are unable to provide customers with the quantity of products ordered or to provide customers with high quality products on a consistent basis, then our relationships with our customers could be adversely affected. This could result in a material adverse effect on our results from operations.

Pohl-Boskamp can terminate our rights to Nitrolingual Pumpspray.

Nitrolingual Pumpspray is one of our key products. Pohl-Boskamp can terminate our distribution agreement for Nitrolingual Pumpspray if a company with a product competitive with Nitrolingual

Pumpspray acquires direct or indirect influence or control over us. Pohl-Boskamp's termination of our distribution agreement could have a material adverse impact on our financial results.

In the future, we may not be able to increase our sales of promoted products sufficiently to compensate for the decrease in sales of our non-promoted products.

We have suffered declining sales of our non-promoted products, including our Robinul and Tanafed lines, which accounted for 26% of our total sales, or $38.8 million, for the year ended December 31, 2004 and 2% of our total sales, or $5.2 million, for the year ended December 31, 2005. We plan to compensate for this decline in revenues by increasing sales of our existing actively promoted products and acquiring new products. However, we may not be able to increase sales of actively promoted products or locate attractive acquisition candidates and successfully complete an acquisition to offset the declining sales of non-promoted products.

If we are unable to introduce line extensions of our existing products, we may not achieve our sales plan.

Part of our operating plan includes the introduction of line extensions of our existing products to create marketing advantages and extend the life cycles of our products. If we are unable to introduce line extensions for any reason, including our, or our third party developers', inability to obtain necessary FDA approval, we may not achieve our sales plan and/or revenue growth.

Introductions of line extensions of our existing products may require that we make unexpected changes in our estimates for future product returns and reserves for obsolete inventory which would adversely affect our operating results.

From time-to-time we may seek to introduce line extensions on an unexpected and expedited basis before we are able to reduce the levels of inventories of product which may be rendered obsolete or otherwise adversely affected by the line extension. This may require us to increase our estimate for returns of product on hand at wholesalers, which is recorded as a reduction of our net revenues, and increase our reserve for obsolete inventory in our warehouse which is recorded as a cost of revenues. Accordingly, the introduction of line extensions may adversely affect our operating results.

Our ability to grow will suffer if we do not acquire or license rights to new products and integrate them successfully.

We depend on acquisitions of rights to products from others as our primary source for new products. Risks in acquiring and integrating new products include the following:

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we may not be able to locate new products that we find attractive and complementary to our business;

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the price to acquire or obtain a license for these products may be too costly to justify the acquisition;

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we may not be able to successfully integrate newly acquired products into our existing operations or the cost of integration may exceed our expectations; and

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we may not realize our anticipated return on investment from our sales of any such newly acquired products.

We often face significant competition from other pharmaceutical companies in acquiring rights to products, which makes it more difficult to find attractive products on acceptable terms. In addition,

integration of new products into our existing structure may require unanticipated investments of time and resources or an expansion of our sales force. If we are unable to acquire or license rights to new products or are unsuccessful in integrating such products, our ability to grow will suffer and our operating results may be adversely affected.

As part of our growth strategy, we may acquire businesses, which will subject us to additional risks.

As an element of our growth strategy, we may acquire businesses with products that complement our current products, and we have evaluated and discussed such opportunities with interested parties in the past. In addition to the risks that we face in locating and consummating new product acquisitions, we face the following risks, the occurrence of any or all of which may adversely affect our business:

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we may realize substantial acquisition-related expenses, including the amortization of long-lived assets, which would reduce our net income in future years;

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our investigation of potential acquisition candidates may not reveal problems and liabilities associated with the businesses, technologies or products that we acquire;

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we may assume liabilities that increase our risks;

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we may not be able to fully integrate the acquired business or products into our own; and

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we may underestimate the costs necessary to integrate and operate the acquired business.

In addition, if we conduct acquisitions using convertible debt or equity securities, the increased number of shares may be dilutive to our shareholders, and may result in lower earnings per share.

We may incur charges for intangible asset impairment.

When we acquire the rights to manufacture and sell a product, we record the aggregate purchase price, along with the value of the product related liabilities we assume, as intangible assets. We use the assistance of valuation experts to help us allocate the purchase price to the fair value of the various intangible assets we have acquired. Then, we must estimate the economic useful life of each of these intangible assets in order to amortize their cost as an expense in our statement of operations over the estimated economic useful life of the related asset. The factors that drive the actual economic useful life of a pharmaceutical product are inherently uncertain, and include patent protection, physician loyalty and prescribing patterns, competition by products prescribed for similar indications, future introductions of competing products not yet FDA approved, the impact of promotional efforts and many other issues. We use all of these factors in initially estimating the economic useful lives of our products, and we also continuously monitor these factors for indications of appropriate revisions.

In assessing the recoverability of our intangible assets, we must make assumptions regarding estimated undiscounted future cash flows and other factors. If the estimated undiscounted future cash flows do not exceed the carrying value of the intangible assets we must determine the fair value of the intangible assets. If the fair value of the intangible assets is less than its carrying value, an impairment loss will be recognized in an amount equal to the difference. If these estimates or their related assumptions change in the future, we may be required to record impairment changes for these assets. We review intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If we determine that an intangible asset is impaired, a non-cash impairment charge would be recognized.

As circumstances after an acquisition can change, the value of intangible assets may not be realized by us. If we determine that an impairment has occurred, we would be required to write-off the impaired portion of the unamortized intangible assets, which could have a material adverse effect on our results of operations in the period in which the write-off occurs. In addition, in the event of a sale of any of our assets, we cannot be certain that our recorded value of such intangible assets would be recovered.

We may encounter problems in the manufacture or supply of our products that could limit our ability to sell our products.

We depend entirely on third parties to manufacture and supply our products. Third parties manufacture and supply all of our products, and we do not currently have manufacturing facilities, personnel or access to raw materials to independently manufacture our products. Except for any contractual rights and remedies which we may have with our manufacturers and suppliers, we have no control over the availability of our products or their quality or cost to us. We do not maintain alternative manufacturing sources for any of our products, and we may not be able to locate alternative manufacturers on commercially acceptable terms in the event of a manufacturing interruption or termination of an existing manufacturing agreement.

In addition, third party intellectual property rights limit our ability to manufacture and supply our products. For example, due to the patent held on Nitrolingual by our supplier, Pohl-Boskamp, no alternative source for Nitrolingual exists. Similarly, third parties hold the patents for the composition of the coat core tablet for Sular, the patent rights for Fortamet and Altoprev, the patent rights for Triglide, the patent rights for the manufacturing process for raw materials in Tanafed DP and Tanafed DMX, and the patent rights to Metafolin®, an active ingredient in Prenate Elite and OptiNate. In the event that these suppliers ceased to supply product to us, we may not be able to locate another manufacturer or supplier who would be able to manufacture or supply the products without violating such patents or who could manufacture the products on commercially reasonable terms.

We may encounter interruptions in our supply of Cognex. We are seeking a new supplier to supply us with the active ingredient in Cognex. Based on our current sales projections, we believe that we have adequate supplies of the active ingredient in Cognex for the foreseeable future. However, if sales exceed our current projections or if we are unable to locate a new supplier of the active ingredient in Cognex, our ability to sell Cognex would be limited and our profitability would be reduced.

Our third-party manufacturing agreements for the majority of our products require that we purchase our product requirements from the manufacturers that are a party to those agreements. This prevents our entering into more advantageous manufacturing agreements with other manufacturers for these products, except in very limited circumstances.

We face generic and other strong competition that could lower prices and unit sales, and competitors have recently introduced new products and therapies that could make some of our products obsolete.

Many of our products compete with generic products that could decrease our sales or force us to lower prices. In addition, some of our products are not protected by patents and face competition from less expensive products. Competitors could develop new products to compete with these products or could develop generic versions of products with which our products compete. Third-party payors can require substitution and pharmacists can substitute generic or other competitive products for our products even if physicians prescribe them. Government agencies, third-party payors and pharmacies often put pressure on patients to purchase generic or other products instead of brand-name products as a way to reduce healthcare costs. Any further increase in the amount of generic and other competition against any one or more of our products could further lower prices and unit sales which could adversely affect our results of operations.

In addition, our products compete against products sold over-the-counter or by prescription that in some cases are marketed by much larger pharmaceutical companies with greater financial resources for marketing and manufacturing. For example, Pfizer sells a hypertension product called Norvasc which, as of December 31, 2005 had a 45.5% share of the calcium channel blocker market (based on prescriptions according to IMS Health's National Prescription Audit Plus™ data), and introduced a combination of Norvasc with its popular cholesterol-reducing product Lipitor, called Caduet, which could prove to be an attractive alternative to our product Sular. Also, a competitor is developing a lingual nitroglycerin spray similar to our Nitrolingual product, which could divert prescriptions and reduce sales of Nitrolingual. Also, based on the regulatory status of our Prenate Elite, OptiNate, Robinul, Tanafed, Zebutal, and Zoto-HC products, barriers to entry for products competing with our products are low, which makes it easier for competitors to enter the market. Competitors may continue to develop new products and surgeons may continue to develop new surgical procedures to treat angina. Competitors are also developing new products to treat short term pain and have recently developed new pain therapies. These new products and procedures may reduce demand for our products. The high level of competition in our industry could force us to reduce the price at which we sell our products or require us to spend more to market our products, or both.

A small number of customers account for a large portion of our sales and the loss of one of them, or changes in their purchasing patterns, could result in reduced sales or adversely impact our financial performance.

For the year ended December 31, 2004, sales to McKesson Corporation represented 31%, Cardinal Health Inc. represented 25% and AmerisourceBergen Corporation represented 22% of our total sales. For the year ended December 31, 2005, sales to McKesson Corporation represented 30%, Cardinal Health Inc. represented 23% and AmerisourceBergen Corporation represented 10% of our total sales. The small number of wholesale drug distributors, consolidation in this industry or financial difficulties of these distributors could result in the combination or elimination of warehouses, which could temporarily increase returns of our products or, as a result of distributors reducing inventory levels, delay the purchase of our products.

In late 2002, our wholesaler customers purchased excessive amounts of inventory of our products in anticipation of future price increases. This adversely impacted our sales in the first half of 2003. In response, in the second and third quarters of 2003, we entered into inventory management agreements with our three largest wholesale customers which offer incentives to the wholesaler to maintain more inventory than the agreement allows. These wholesalers may choose to forego the incentives and to maintain more than one month of inventory. While we have instituted inventory management controls with our wholesaler customers, the controls rely upon data supplied by our wholesaler customers. We cannot be certain that the data supplied by our wholesaler customers will be accurate or that the controls will be effective. If the wholesaler information is unreliable and our controls are not effective, it could have a material adverse effect on our inventory management and financial performance.

If our products under development fail in clinical studies, if we fail or encounter difficulties in obtaining regulatory approval for new products or new uses of existing products, or if our development agreements are terminated, we will have expended significant resources for no return.

We rely on third parties to formulate, develop and manufacture the materials needed for clinical trials for our products under development. We also rely on third parties to conduct clinical trials for us. If our products are not successful in clinical trials or we do not obtain FDA marketing approval, we will have expended significant resources with no return.

For example, we have filed an IND with the FDA for development product FHPC-02 and a Phase I clinical trial has been completed. If we cannot obtain FDA approval for this or other products which we may seek to develop in the future, our sales growth may suffer.

We may not receive FDA approvals for products and/or ongoing clinical studies might be delayed or halted for various reasons, including:

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our products are not shown to be effective;

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we do not comply with requirements concerning the investigational new drug application requirements or protection of the rights and welfare of human subjects;

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patients experience unacceptable side effects or die during clinical trials;

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patients do not enroll in the studies at the rate we expect; and

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product supplies are delayed, are not sufficient to treat the patients in the studies or are not sufficiently stable.

If third-party payors do not adequately reimburse patients for our products, doctors may not prescribe them.

Because our products are sold by prescription, we depend on third-party payors, such as the government, private healthcare insurers and managed care organizations, to include these products on their lists of products for which third-party payors will reimburse patients. Third-party payors regularly challenge the pricing of medical products and services by substituting cheaper products on their approved lists. Because our Zebutal, Tanafed line, Zoto, Robinul line, Ponstel and Furadantin products are susceptible to generic competition and because of products that compete with Sular, Prenate, Nitrolingual Pumpspray, Altoprev, Fortamet, Triglide and Ponstel, we face an increased risk of third-party payors substituting these products. If third-party payors remove any of these products from their lists or choose not to pay for our product prescriptions, patients and pharmacies may not continue to choose our products.

We rely on data obtained from IMS which could be inaccurate.

We rely on operational data obtained from IMS, an industry accepted data source. IMS data may not accurately reflect actual prescriptions (for instance, we believe IMS data does not capture all product prescriptions from some non-retail channels) or trade levels of inventory. If IMS data turns out to be inaccurate or unreliable and our controls are not effective, there could be an adverse effect on our ability to properly manage inventory and to our financial performance.

We depend on highly trained management, and we may not be able to keep current management or hire qualified management personnel in the future.

We currently have a limited number of key executive, regulatory, technical and management personnel. We may need to identify and attract new executive, operational and marketing personnel, and we may have difficulty hiring personnel at an acceptable cost. While we periodically address succession planning and the possibility of key employees retiring, our failure to successfully identify and attract such personnel, as and when needed, could limit our ability to continue our business at its current level and/or grow our business.

The incurrence of debt could reduce our growth and profitability.

In March 2004, we issued a total of $150.0 million of Old Notes. Any Old Notes not exchanged in this Exchange Offer shall continue to be, and New Notes will be, due March 8, 2024. Accrued interest on any remaining Old Notes is, and, on New Notes will be, payable semi-annually in arrears on March 8 and September 8 of each year. In addition to the interest on Old Notes and New Notes, after March 8, 2007, we will also pay contingent interest during specified six-month periods if the average trading price of the Old Notes or the New Notes, as the case may be, per $1,000 principal amount for the five day trading period ending on the third trading day immediately preceding the first day of the applicable six-month period equals $1,200 or more. During any period when contingent interest is payable, it will be payable at a rate equal to 0.5% per annum.

In February 2003, we entered into a credit facility for a $20.0 million revolving loan with various lenders and LaSalle Bank National Association, as administrative agent. We may borrow under the revolving loan and incur other debt to finance acquisitions to implement our growth strategy and/or for general corporate purposes. Borrowings are secured by substantially all of the Company's assets. We anticipate that we may amend this credit facility or replace it with a new facility primarily to increase our available borrowings so as to facilitate future product acquisition transactions. As of December 31, 2005, we had no outstanding borrowings under our credit facility.

Significant debt could (1) limit our operating flexibility as a result of requirements by lenders, (2) require us to use a large portion of our cash flow from operations for debt service payments that could reduce profits and would reduce the availability of our cash flow to fund operations, product acquisitions, the expansion of our sales force and facilities and research and development efforts and (3) limit acquisitions of products or companies due to restrictive covenants under our senior secured credit facility with which we must comply as long as it is in effect.

We expect to need additional funds to acquire or obtain licenses for new products, develop and test new products and potentially to acquire other businesses. We may seek funding through public and private financing and may seek to incur debt, issue shares of our stock, or both, either to finance a transaction or as consideration for a transaction. Adequate funds for these purposes, whether through the financial markets or from other sources, may not be available when we need them or on terms acceptable to us. Insufficient funds could cause us to delay, scale back or abandon some or all of our product acquisitions, licensing opportunities, marketing programs, product development programs, potential business acquisitions and manufacturing opportunities.

The regulatory status of some of our products makes these products subject to increased competition and other risks.

The regulatory status of some of our products may allow third parties to more easily introduce competitive products, and may make it more difficult for us to sell certain of our products in the future. Currently, an FDA program allows us, in our opinion, to manufacture and market certain of our products, and permits others to manufacture and market similar products, without submitting safety or efficacy data. In some cases, we do not hold rights in patents protecting us against such competitive pressures. This results in increased competition because other companies can enter the market without having to submit safety and efficacy data to sell competing products. On several occasions, the FDA has considered changing the classification of certain single entity and combination product types of drugs from prescription to over-the-counter use, and which permit sponsors to utilize foreign over-the-counter experience data to establish a product as safe and effective for over-the-counter use in the U.S. If the FDA does change the classification, we might have to reformulate certain of our products or submit safety and efficacy data on those products, which could be costly, or we might have to discontinue selling certain products if the FDA does not approve our marketing application. We could lose third-party reimbursement for these products and face increased competition.

In addition, the FDA considers certain products to be new drugs, but has indicated its intent to exercise enforcement discretion and not pursue regulatory action unless certain conditions occur. If these conditions were to materialize, or the FDA disagreed with our conclusions about the regulatory status of these products, we might be required to submit an NDA and/or cease marketing until the FDA grants approval to do so. The FDA could also, at any time, promulgate new regulations or policies to require the submission of an NDA for each of these products.

Our business is heavily regulated by governmental authorities, and failure to comply with such regulation or changes in such regulations could negatively affect our results.

Many government authorities regulate our business, including, among others, the FDA, the SEC, foreign regulatory authorities, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety and Health Administration, the Centers for Medicare and Medicaid Services, the Environmental Protection Agency, the Department of Labor, state, local and foreign governments and the Internal Revenue Service. We may incur significant expenses to comply with regulations imposed by these authorities. Also, our future results could be negatively impacted by changes in governmental regulation over the pharmaceutical industry, including regulation of Medicare, Medicaid and similar programs, by reducing our revenue and profits and/or increasing our costs and expenses in order to comply with such regulation. In addition, all of our third-party manufacturers, third-party sample distributors and product packaging companies are subject to inspection by the FDA and, in appropriate cases, the Drug Enforcement Administration and foreign regulators. Some of our third-party manufacturers have received warning letters from the FDA concerning noncompliance with manufacturing requirements. If our third-party manufacturers and other supply and distribution chain partners do not comply with FDA regulations in the future, they may not deliver products to us or deliver samples to our representatives, or we may have to recall products. Even if deficiencies observed by the FDA do not relate to our products, our third-party manufacturers, third-party sample distributors and product packaging companies may be delayed in manufacturing and supplying our products to us in a timely manner until they address their compliance issues with the FDA.

Our warehouse facility is also subject to inspection by the FDA and the Drug Enforcement Administration. If we do not comply with FDA and Drug Enforcement Administration regulations, we may not be able to sell product to our customers.

An adverse judgment in the securities class action litigation in which we and certain directors and executive officers are defendants could have a material adverse effect on our results of operations and liquidity.

We, along with certain former and current officers and directors, are named defendants in a consolidated securities lawsuit initiated on August 22, 2002 in the United States District Court for the Northern District of Georgia. Plaintiffs in the class action litigation alleged in general terms that we violated Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended, (the "Securities Act"), and that we violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and Rule 10b-5 promulgated thereunder. In an amended complaint, plaintiffs claimed that we issued a series of materially false and misleading statements to the market in connection with our public offering on April 24, 2002 and thereafter relating to alleged "channel stuffing" activities.

The amended complaint also alleged controlling person liability on behalf of certain of our officers under Section 15 of the Securities Act and Section 20 of the Exchange Act. Plaintiffs sought an unspecified amount of compensatory damages in an amount to be proven at trial.

On September 29, 2004, the U.S. District Court for the Northern District of Georgia dismissed, without prejudice, the class action lawsuit. Although the class action lawsuit was dismissed, the court granted the plaintiffs the opportunity to amend their complaint provided that the plaintiffs pay all of the defendants' fees and costs associated with filing the motions to dismiss the lawsuit. Plaintiffs did not file a second amended complaint as permitted, but instead filed a motion asking the District Court to reconsider its September 29, 2004 order and lift the condition that they must pay defendants' fees and costs before further amendment. On June 22, 2005, the District Court denied plaintiffs' motion and gave them another opportunity to amend if they pay defendants' fees and costs. Plaintiffs chose not to file a second amended complaint. Instead, plaintiffs filed an appeal to the United States Court of Appeals for the Eleventh Circuit. This appeal currently is pending. Although the outcome of these proceedings is not certain, an adverse judgment against us in this litigation could have a material adverse effect on our results of operations and liquidity.

We are subject to risks associated with taxation in multiple jurisdictions.

We are subject to taxation in the U.S. and in certain foreign jurisdictions. Our effective tax rate and tax liability are determined by a number of factors, including the amount of taxable income in particular jurisdictions, the tax rates in these jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds to and repatriate funds from our subsidiaries and future changes in laws. An adverse interpretation or ruling by one of the taxing authorities in a jurisdiction in which we operate or a change in law could increase our tax liability or result in the imposition of penalty payments, which could adversely impact our operating results.

If we do not secure or enforce patents and other intellectual property rights, we could encounter increased competition that would adversely affect our operating results.

We do not hold patent rights covering all of the products we are distributing and do not in some cases have the right to enforce patents our licensors hold. Patent rights do not protect our Robinul, Ponstel and Furadantin products from competition. We obtained exclusive distribution rights in the U.S. to distribute our Fortamet, Altoprev, Triglide, Nitrolingual, Tanafed DP and Tanafed DMX products but have no or only limited rights to enforce the patents relating to these products. We obtained exclusive U.S. distribution rights to Sular from Bayer. Bayer holds the patent for the composition of the coat core tablet for Sular. Any exclusivity afforded by any of these patents or rights could cease because we have no rights or only limited rights to enforce patents or to require enforcement actions by the owners of the patents. Proceedings involving our rights in patents or patent applications could result in adverse decisions. In addition, the confidentiality agreements required of our employees and third parties may not provide adequate protection for our trade secrets, know-how and other proprietary information which we rely on to develop and sell our products. If any of our employees or third parties disclose any of our trade secrets or know-how, we could encounter increased competition.

Our products could infringe the intellectual property rights of third parties, which could require us to pay license fees or defend litigation that would be expensive or prevent us from selling products.

The manufacture, use or sale of our products may infringe on the patent, trademark and other intellectual property rights of others. Patent and trademark infringement problems occur frequently in connection with the sale and marketing of pharmaceutical products. If we do not avoid alleged infringement of the intellectual property rights of others, we may need to seek a license to sell our products, defend an infringement action or challenge the validity of the intellectual property in court, all of which could be expensive and time consuming. In addition, if we are found liable for infringing a patent, we may have to stop selling one or more of our products and pay damages. It could be very costly if we have to defend the patents or trademarks covering our products or if we were found liable for infringement which could increase our costs and reduce our margins and net income.

Product liability claims and product recalls could limit sales and increase costs.

Side effects could occur from the use of our products. Side effects or marketing or manufacturing problems pertaining to any of our products could result in material product liability claims or adverse publicity. The defense of these claims would be expensive, and could result in withdrawal of approval to market the product or recall of the product. These problems often occur with little or no notice in connection with the sale of pharmaceutical products.

We face an exchange risk on foreign currency.

Our purchases of Nitrolingual from Pohl-Boskamp, our purchases of Triglide from Skyepharma and our purchases of Sular from Bayer are made in Euros or are otherwise impacted by fluctuations in the US dollar—Euro exchange rate. Although we did not enter into any forward contracts in 2005, we may seek to eliminate risks from foreign currency fluctuations after the time of shipment of product by entering into forward contracts for these purchases of inventory at the time of product shipments. The Company's earnings and cash flows could be adversely affected in the future by the relationship of the U.S. dollar with foreign currencies and there can be no assurance that any hedging activity will be successful in protecting us from exchange risk.

We face market risk that we could be adversely affected by certain fluctuations in interest rates.

The fair value of our investment portfolio would be negatively affected by an increase in interest rates. Since the majority of the Company's investments are fixed rate interest-bearing securities and therefore subject to the market risk of loss in market value from an increase in rates or a change in the underlying risk of the issuers of the notes, the Company's future earnings and cash flows could be affected adversely if the Company were to sell the securities prior to their maturity date. We had realized losses from the sale of investments for the year ended December 31, 2005 of $0.7 million. At December 31, 2005, the Company had total net unrealized losses from marketable securities of $2.0 million.

In connection with borrowings incurred under the credit facility with LaSalle Bank, we could experience market risk with respect to changes in the general level of the interest rates and their effect upon our interest expense. Borrowings under this facility bear interest at variable rates. Because such rates are variable, an increase in interest rates will result in additional interest expense and a reduction in interest rates will result in reduced interest expense. Accordingly, our present exposure to interest rate fluctuations is primarily dependent on rate changes that may occur while borrowings under the senior secured credit facility are outstanding.

The Company's long-term fixed interest rate debt is comprised of the Old Notes, which are also subject to market risk. All other things being equal, the fair market value of the Company's fixed rate debt will increase as rates decline and will decrease as rates rise. The fixed rate Old Notes outstanding, totaling $150.0 million at December 31, 2005, had a fair value of $138.1 million based on quoted market rates as of such date.

Forward looking information

This prospectus, and the documents incorporated by reference in this prospectus, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties. Although our forward-looking statements reflect the good faith judgment of our management, these statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from results and outcomes discussed in the forward-looking statements.

Forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "hopes," "may," "will," "plan," "intends," "estimates," "could," "should," "would," "continue," "seeks," "pro forma," "reasonably likely" or "anticipates," or other similar words (including their use in the negative), or by discussions of future matters such as the development of new products, technology enhancements, possible changes in legislation and other statements that are not historical. These statements include but are not limited to statements under the captions "Summary—First Horizon Pharmaceutical Corporation" and "Risk Factors" as well as all other sections in this prospectus.

Risks and uncertainties that could cause our forward-looking statements to fail to occur include, but are not limited to the following:

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We may not attain expected revenues and earnings;

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If we are unsuccessful in obtaining third party payor contracts for our products, we may experience reductions in sales levels and may fail to reach anticipated sales levels;

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If demand for our products exceeds our initial expectations or the ability of our suppliers to provide demand-meeting quantities of product and samples, our future ability to sell these products could be adversely impacted;

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The potential growth rate for our promoted products may be limited by slower growth for the class of drugs to which our promoted products belong and unfavorable clinical studies about such class of drugs;

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We may encounter problems in the manufacture or supply of our products, for which we depend entirely on third parties;

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Strong competition exists in the sale of our promoted products, which could adversely affect expected growth of our promoted products' sales or increase our costs to sell our promoted products;

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We may not be able to protect our competitive position for our promoted products from patent infringers;

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Altoprev has experienced manufacturing issues. If the issues recur and cannot be resolved, our ability to acquire the product for sale and sampling will be adversely affected;

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Sales of our Tanafed and Robinul products have been adversely affected by the introduction of knock-off and generic products, respectively;

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An issued FDA notice may cause us to incur increased expenses and adversely affect our ability to continue to market and sell our Tanafed products;

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We may incur unexpected costs in integrating new products into our operations;

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We may be unable to develop or market line extensions for our products including Prenate, Sular, Triglide, Altoprev and Fortamet, or, even if developed, obtain patent protection for our line extensions; further, introductions by us of line extensions of our existing products may require that we make unexpected changes in our estimates for future product returns and reserves for obsolete inventory; if these risks occur, our operating results would be adversely affected;

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Our licensor/supplier can terminate our rights to commercialize Nitrolingual and the 60 dose size of this product has not yet met our expectation;

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We depend on a small senior management group the departure of any member of which would likely adversely affect our business;

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An adverse interpretation or ruling by one of the taxing jurisdictions in which we operate could adversely impact our operating results;

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A small number of customers account for a large portion of our sales and the loss of one of them, or changes in their purchasing patterns, could result in substantially reduced sales, substantially and adversely impacting our financial results;

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If third-party payors do not adequately reimburse patients for our products, doctors may not prescribe them;

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Side effects or marketing or manufacturing problems with our products could result in product liability claims which could be costly to defend and could result in the withdrawal or recall of products from the market;

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We rely on operational data obtained from IMS, an industry accepted data source. IMS data may not accurately reflect actual prescriptions (for instance, we believe IMS data does not capture all product prescriptions from some non-retail channels);

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An adverse judgment in the securities class action litigation in which we and certain current and former directors and executive officers are defendants could have a material adverse effect on our results of operations and liquidity;

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If we fail to obtain, or encounter difficulties in obtaining, regulatory approval for new products or new uses of existing products, or if our development agreements are terminated, we will have expended significant resources for no return;

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Our business and products are highly regulated; the regulatory status of some of our products makes these products subject to increased competition and other risks, and we run the risk that we, or third parties on whom we rely, could violate the governing regulations;

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If generic competitors that compete with any of our products are introduced our revenues may be adversely affected; and

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Some unforeseen difficulties may occur.

The risk factors described above as well as in the "Summary—First Horizon Pharmaceutical Corporation" and "Risk Factors" sections are not exhaustive. We may not have correctly identified and appropriately assessed all factors affecting our business and the publicly available and other information with respect to these matters may not be complete and correct. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely impact us. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition, and results of operations. For these reasons, we caution you not to place undue reliance on our forward-looking statements.

Summary selected historical consolidated financial data

The following selected financial data is derived from our audited financial statements as of and for each of the five years ended December 31, 2001 through 2005. These results may not be indicative of future results. Our results of operations include contributions from products we acquired only from their respective acquisition date. We acquired Fortamet in March 2005, Altoprev in March 2005, Triglide in 2004, Sular in March 2002, Furadantin in December 2001, the Prenate line of products in August 2001, Ponstel in April 2000, Cognex in April 2000, Nitrolingual Pumpspray in July 1999, and the Robinul line of products in January 1999. In 2003, we recorded a $4.2 million impairment on our Cognex intangible assets.

This information is only a summary, and you should read it together with our historical financial statements and related notes contained in the annual reports and other information that we have filed with the SEC and incorporated by reference into this prospectus. See "Where You Can Find More Information."

	Year ended December 31,
	2001	2002	2003	2004	2005

	(In millions, except per share data)
Statement of Operations Data:
Net revenues	$69,290	$115,178	$95,305	$151,967	$216,358

Net income (loss)	10,723	6,166	(1,738)	26,554	39,209

Net income (loss) per share:
Basic	0.44	0.19	(0.05)	0.74	1.12

Diluted	0.41	0.18	(0.05)	0.66	0.97

	At December 31,
	2001	2002	2003	2004	2005

	(In millions, except per share data)
Balance Sheet Data:
Cash and cash equivalents	$53,458	$47,409	$33,722	$36,586	$17,043
Marketable securities	—	—	9,996	160,636	82,757
Total assets	170,150	352,932	325,153	498,484	529,705
Total debt	—	—	—	150,000	150,000
Total stockholders' equity	143,364	305,683	305,777	308,409	340,136

Use of proceeds

We will not receive any cash proceeds from the issuance of New Notes in the exchange offer.

Ratio of earnings to fixed charges

	Year ended December 31,
	2001	2002	2003		2004	2005

Ratios of earnings to fixed charges	140.5	3.3	n/a	(1)	15.8	18.9

(1)
Fixed charges exceeded earnings by $2,458,000.

For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense, including an estimate of interest within rental expense.

Price range of our common stock

Our common stock is traded on the Nasdaq National Market under the symbol "FHRX." Set forth below are the high and low sales prices for our common stock, as reported on the Nasdaq National Market, for the fiscal quarter periods indicated. For the last sale price reported for our common stock on the Nasdaq National Market, see the cover page of this prospectus.

	High	Low

Year ending December 31, 2006
First Quarter (through February 24, 2006)	$20.72	$14.84
Year ending December 31, 2005
Fourth Quarter	$20.65	$14.01
Third Quarter	22.64	18.70
Second Quarter	19.63	16.01
First Quarter	21.28	15.20
Year ended December 31, 2004
Fourth Quarter	$26.41	$18.55
Third Quarter	20.20	14.80
Second Quarter	19.98	13.71
First Quarter	19.47	10.48
Year ended December 31, 2003
Fourth Quarter	$12.05	$6.29
Third Quarter	8.05	2.92
Second Quarter	4.18	2.27
First Quarter	8.65	1.93

Dividend policy

We have not declared or paid any cash dividends since our inception. We currently intend to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our current credit facility prohibits the payment of any dividends or other distributions on any shares of our stock.

The exchange offer

REASONS FOR THE EXCHANGE OFFER

We are conducting the exchange offer in response to the guidance set forth in Emerging Issues Task Force ("EITF") Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." EITF 04-8 requires us, under the "if-converted" method, to include the common stock issuable upon conversion of Old Notes for purposes of calculating our earnings per share, which has the effect of decreasing our diluted earnings per share. If the exchange offer is consummated, New Notes will contain certain terms that are different than Old Notes, which will allow us to calculate our earnings per share using the treasury stock method with respect to New Notes issued in exchange for Old Notes. Calculating earnings per share using the treasury stock method is expected to be less dilutive to our earnings per share than the "if-converted" method prescribed by EITF 04-8. For a more detailed description of these changes, see "Summary—Material Differences Between Old Notes and New Notes."

SECURITIES SUBJECT TO THE EXCHANGE OFFER

We are offering, upon the terms and subject to the conditions set forth in this prospectus, to exchange $1,000 principal amount of New Notes, and an exchange fee of $2.50 per $1,000 principal amount of New Notes, for each $1,000 principal amount of validly tendered and accepted Old Notes. We are offering to exchange all Old Notes. However, the exchange offer is subject to the conditions described in this prospectus.

DECIDING WHETHER TO PARTICIPATE IN THE EXCHANGE OFFER

Neither we, our Board of Directors, our officers nor the dealer manager make any recommendation to the holders of Old Notes as to whether or not to tender all or any portion of your Old Notes. In addition, we have not authorized anyone to make any such recommendation. You should make your own decision whether to tender your Old Notes and, if so, the amount of Old Notes to tender.

TERMS OF THE EXCHANGE OFFER

Upon the terms and subject to the conditions set forth in this prospectus, we will accept any and all Old Notes validly tendered and not withdrawn prior to the expiration date, or another date and time to which we extend the offer. We will issue $1,000 principal amount of New Notes and an exchange fee of $2.50 per principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the exchange offer. Holders may tender some or all of their Old Notes pursuant to the exchange offer. However, Old Notes may be tendered only in integral multiples of $1,000 in principal amount.

Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of Old Notes in the exchange offer. We will pay all charges and expenses, other than some applicable taxes, applicable to the exchange offer. See "—Other Fees and Expenses."

As of February 24, 2006, there was $150.0 million in aggregate principal amount of Old Notes outstanding and there was one registered holder, a nominee of the Depository Trust Company, or DTC. This prospectus is being sent to that registered holder and to others believed to have beneficial interests in Old Notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered Old Notes when, as, and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving New Notes and the applicable exchange fee from First Horizon. If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth under the heading "—Conditions to the Exchange Offer" or otherwise, Old Notes will be returned, without expense, to the tendering holder of those Old Notes as promptly as practicable after the expiration date, unless the exchange offer is extended, in our sole discretion.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

The expiration date will be 5:00 p.m., New York City time, on                           , 2006, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date will mean the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by press release or other permitted means prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

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to delay accepting any Old Notes and to extend the exchange offer or, if any of the conditions set forth under "—Conditions to the Exchange Offer" have not been satisfied, to terminate the exchange offer, by giving oral or written notice of the delay, extension or termination to the exchange agent; or

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to amend the terms of the exchange offer in any manner.

PROCEDURES FOR EXCHANGE

If you are a DTC participant that has Old Notes which are credited to your DTC account and which are held of record by DTC's nominee, you may directly tender your Old Notes by book-entry transfer as if you were the record holder. Because of this, references herein to registered or record holders include DTC participants with Old Notes credited to their accounts. If you are not a DTC participant, you may tender your Old Notes by book-entry transfer by contacting your broker or opening an account with a DTC participant.

A holder who wishes to exchange Old Notes in the exchange offer must cause to be transmitted to the exchange agent an agent's message, which agent's message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, the exchange agent must receive a timely confirmation of book-entry transfer of Old Notes into the exchange agent's account at DTC through ATOP under the procedure for book-entry transfers described herein along with a properly transmitted agent's message, on or before the expiration date.

The term "agent's message" means a message, transmitted by DTC to, and received by, the exchange agent, and forming a part of the book-entry confirmation, which states that DTC has received an express acknowledgement from the tendering participant stating that the participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus and that we may enforce the agreement against the participant. To receive confirmation of valid tender of Old Notes, a holder should contact the exchange agent at the telephone number listed under "—Exchange Agent."

Any valid tender of Old Notes that is not withdrawn prior to the expiration date will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus. Only a registered holder of Old Notes may tender Old Notes in the exchange offer. If you wish to tender Old Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should promptly instruct the registered holder to tender on your behalf.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance of Old Notes tendered for exchange. We reserve the absolute right to reject any and all tenders of Old Notes not properly tendered or Old Notes our acceptance of which might, in the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to any particular Old Notes. However, to the extent we waive any conditions of tender with respect to one tender of Old Notes, we will waive that condition for all tenders as well. Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within the time period we determine. Neither we, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give you notification of defects or irregularities with respect to tenders of your Old Notes.

Tenders of Old Notes involving any irregularities will not be deemed to have been made until such irregularities have been cured or waived. Old Notes received by the exchange agent in connection with the exchange offer that are not validly tendered and as to which the irregularities have not been cured within the time period we determine or waived will be returned by the exchange agent to the DTC participant who delivered such Old Notes by crediting an account maintained at DTC designated by such DTC participant promptly after the expiration date of the exchange offer or the withdrawal or termination of the exchange offer.

In addition, we reserve the right in our sole discretion to purchase or make offers for any Old Notes that remain outstanding after the expiration date or, as set forth under "—Conditions to the Exchange Offer," to terminate the exchange offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions, or otherwise. The terms of any of these purchases or offers could differ from the terms of the exchange offer.

Subject to and effective upon the acceptance for exchange and exchange of New Notes and payment of the applicable exchange fee for Old Notes tendered by a holder of Old Notes causing an agent's message to be transmitted to the exchange agent, a tendering holder of Old Notes will be deemed to:

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have agreed to irrevocably sell, assign and transfer to or upon the order of First Horizon Pharmaceuticals Corporation all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of the holder's status as a holder of, Old Notes tendered thereby;

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have released and discharged us, and the trustee with respect to Old Notes, from any and all claims such holder may have, now or in the future, arising out of or related to Old Notes, including, without limitation, any claims that such holder is entitled to participate in any redemption of Old Notes, but excluding any claims arising now or in the future under federal securities laws;

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have represented and warranted that Old Notes tendered were owned as of the date of tender, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, other than restrictions imposed by applicable securities laws; and

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have irrevocably appointed the exchange agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered Old Notes, with full powers of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to cause Old Notes tendered to be assigned, transferred and exchanged in the exchange offer.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE

Upon satisfaction of all conditions to the exchange offer, we will accept, promptly after the expiration date, all Old Notes properly tendered and will issue New Notes and pay the exchange fee promptly after acceptance of Old Notes.

For purposes of the exchange offer, we will be deemed to have accepted validly tendered Old Notes for exchange when, as and if we have given oral or written notice of that acceptance to the exchange agent. For each Old Note accepted for exchange, you will receive a New Note having a principal amount equal to that of the surrendered Old Note and the applicable exchange fee.

In all cases, we will issue New Notes for Old Notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

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timely confirmation of book-entry transfer of your Old Notes into the exchange agent's account at DTC; and

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a properly transmitted agent's message.

If we do not accept any tendered Old Notes for any reason set forth in the terms of the exchange offer, we will credit the non-exchanged Old Notes to your account maintained with DTC.

WITHDRAWAL RIGHTS

You may withdraw your tender of Old Notes at any time before the exchange offer expires.

For a withdrawal to be effective, the holder must cause to be transmitted to the exchange agent an agent's message, which agent's message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, the exchange agent must receive a timely confirmation of book-entry transfer of Old Notes out of the exchange agent's account at DTC under the procedure for book-entry transfers described herein along with a properly transmitted agent's message on or before the expiration date.

We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. Old Notes will be credited to an account maintained with DTC for Old Notes. You may retender properly withdrawn Old Notes by following the procedures described under "—Procedures for Exchange" at any time on or before the expiration date.

TRANSFER TAXES

We will pay all transfer taxes, if any, applicable to the transfer and exchange of Old Notes to us in the exchange offer. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder.

CONDITIONS TO THE EXCHANGE OFFER

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue New Notes or pay the applicable exchange fee in exchange for, any Old Notes and may terminate or amend the exchange offer if:

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a minimum of $112.5 million of aggregate principal amount of Old Notes have not been tendered for exchange prior to the expiration of the exchange offer; or

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at any time before the expiration of the exchange offer, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions or may be waived by us as to all holders of Old Notes in whole or in part at any time and from time to time in our sole discretion. Our failure to exercise any of the foregoing rights at any time is not a waiver of any of these rights and each of these rights will be an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for those Old Notes, if at the time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture governing New Notes under the Trust Indenture Act of 1939, as amended. In any of those events, we will use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

We may not accept Old Notes for exchange and may take the actions listed below if, prior to the expiration date, any of the following events occur:

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any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating in any manner to the exchange offer is instituted or threatened;

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any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would or might restrain, prohibit or delay completion of the exchange offer or impair the contemplated benefits of the exchange offer to us;

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any of the following occurs and the adverse effect of such occurrence shall, in our reasonable judgment, be continuing:

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any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

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any extraordinary or material adverse change in United States financial markets generally;

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a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

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any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions; or

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a commencement of a war, act of terrorism or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offer;

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any of the situations described above existed at the time of commencement of the exchange offer and that situation deteriorates materially after commencement of the exchange offer;

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any tender or exchange offer, other than this exchange offer by us, with respect to some or all of our outstanding common stock or any merger, acquisition or other business combination proposal involving us shall have been proposed, announced or made by any person or entity; or

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any event or events occur that have resulted or may result, in our reasonable judgment, in an actual or threatened change in the business condition, income, operations, stock ownership or prospects of First Horizon Pharmaceuticals Corporation and our subsidiaries, taken as a whole that, in our reasonable judgment, would have a material adverse effect on First Horizon Pharmaceuticals Corporation.

If any of the above events occur, we may

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terminate the exchange offer and promptly return all tendered Old Notes to tendering holders;

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extend the exchange offer, subject to the withdrawal rights described in "The Exchange Offer—Withdrawal Rights" herein, and retain all tendered Old Notes until the extended exchange offer expires;

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amend the terms of the exchange offer, which may result in an extension of the period of time for which the exchange offer is kept open; or

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waive the unsatisfied condition as to all holders of Old Notes, subject to any requirement to extend the period of time during which the exchange offer is open, and complete the exchange offer.

EXCHANGE AGENT

We have retained Deutsche Bank Trust Company Americas to act as the exchange agent in connection with the exchange offer. The exchange agent may contact holders of Old Notes by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee holders to forward materials relating to the exchange offer to beneficial owners. We have agreed to pay the exchange agent reasonable and customary fees for its services, and will reimburse it for its reasonable out-of-pocket expenses. In addition, the exchange agent will be indemnified against liabilities in connection with its services, including liabilities under the federal securities laws. You should direct any questions and requests for assistance and requests for additional copies of this prospectus to the exchange agent at the address set forth on the back cover page of this prospectus.

INFORMATION AGENT

Morrow & Co., Inc. has been appointed the information agent for the exchange offer, and will receive customary compensation for its expenses. Questions concerning tender procedures and requests for additional copies of this prospectus should be directed to the information agent at the address set forth on the back cover page of this prospectus. Holders of Old Notes may also contact their custodian bank, depositary, broker, trust company or other nominee for assistance concerning the exchange offer.

Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations. The fees they receive will not be based on the principal amount of Old Notes tendered under the exchange offer.

DEALER MANAGER

UBS Securities LLC is acting as the dealer manager in connection with the exchange offer. UBS Securities LLC will receive a fee in the manner described below for their services as dealer manager.

The fee will be calculated based on the principal amount of Old Notes tendered. Based on the fee structure, if all Old Notes are exchanged in the exchange offer, UBS Securities LLC will receive an aggregate fee of approximately $375,000. UBS Securities LLC will also be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the exchange offer (including reasonable fees and disbursements of one counsel), whether or not the exchange offer is completed. UBS Securities LLC's fees will be payable upon expiration or termination of the exchange offer.

We have agreed to indemnify UBS Securities LLC against specified liabilities relating to or arising out of the exchange offer, including civil liabilities under the federal securities laws, and to contribute to payments which UBS Securities LLC may be required to make in respect thereof. UBS Securities LLC may from time to time hold Old Notes and our common stock in their proprietary accounts, and to the extent they own Old Notes in these accounts at the time of the exchange offer, UBS Securities LLC may tender these Old Notes. In addition, UBS Securities LLC may hold and trade New Notes in their proprietary accounts following the exchange offer.

From time to time, UBS Securities LLC and its affiliates have provided, and may in the future provide, investment, lending and commercial banking and financial advisory services to us or our affiliates for customary compensation. In the ordinary course of business, UBS Securities LLC and its affiliates may hold positions in our securities. As of February 21, 2006, UBS Securities LLC and certain of its affiliates, either as principal or for accounts of their respective clients, held in the aggregate 2.3% of our outstanding common stock.

OTHER FEES AND EXPENSES

We will not pay any fees or commissions to any broker or dealer, or any other person, other than UBS Securities LLC for soliciting tenders of Old Notes under the exchange offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The principal solicitation is being made by mail. However, additional solicitations may be made by facsimile transmission, telephone or in person by the dealer manager and the information agent, as well as by officers and other employees of First Horizon.

The total expense expected to be incurred in connection with the exchange offer is estimated to be approximately $0.9 million, excluding the exchange fee of $2.50 per $1,000 principal amount of New Notes.

ACCOUNTING TREATMENT

For accounting purposes, we will not recognize any gain or loss upon the exchange of New Notes for Old Notes. We will amortize the exchange fee paid to holders of New Notes over the term of the New Notes. All other costs incurred in connection with the exchange will be expensed as incurred.

EFFECT OF TENDER

Any valid tender by a holder of Old Notes that is not validly withdrawn prior to the expiration date of the exchange offer will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer set forth in this prospectus. The acceptance of the exchange offer by a tendering holder of Old Notes will constitute the agreement by that holder to deliver good and marketable title to the tendered Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

ABSENCE OF DISSENTERS' RIGHTS

Holders of Old Notes do not have any appraisal or dissenters' rights under applicable law in connection with the exchange offer.

Description of new notes

We are issuing New Notes under an indenture between First Horizon Pharmaceutical Corporation and Deutsche Bank Trust Company Americas, as trustee. The following description is only a summary of the material provisions of New Notes and the related indenture. We urge you to read the indenture and New Notes in their entirety because they, and not this description, will define your rights as holders of New Notes. You may request copies of these documents at our address shown under the caption "Where You Can Find More Information." The terms of New Notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to "we," "us," "our" and "First Horizon Pharmaceutical" include only First Horizon Pharmaceutical Corporation and not its subsidiaries.

GENERAL

New Notes will be our general, unsecured obligations and will be subordinate in right of payment as described under "—Subordination of New Notes." Assuming all outstanding Old Notes are validly tendered and accepted in the exchange offer, New Notes will be limited to $150.0 million in aggregate principal amount. New Notes will mature on March 8, 2024, unless earlier redeemed at our option as described under "—Optional Redemption of New Notes," repurchased by us at a holder's option on certain dates as described under "—Repurchase of New Notes at the Option of the Holder" or repurchased by us at a holder's option upon a fundamental change of First Horizon Pharmaceutical as described under "—Right to Require Purchase of New Notes Upon a Fundamental Change." New Notes will be convertible into cash, and if applicable, shares of our common stock as described under "—Conversion Rights."

Interest on New Notes will accrue at the rate per annum shown on the cover page of this prospectus and will be payable semiannually in arrears on March 8 and September 8 of each year, commencing on September 8, 2006. We will make each interest payment to the holders of record of New Notes on the immediately preceding February 22 and August 24, whether or not this day is a business day. Interest payable upon redemption or repurchase will be paid to the person to whom principal is payable. Interest on New Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. We will pay the principal of, and interest (including contingent interest, if any) on, New Notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Holders may register the transfer of their New Notes at the same location. We reserve the right to pay interest to holders of New Notes by wire transfer or check mailed to the holders at their registered addresses. However, a holder of New Notes with an aggregate principal amount in excess of $1.0 million will be paid by wire transfer in immediately available funds at the election of such holder. Except under the limited circumstances described below, New Notes will be issued only in fully registered book-entry form, without coupons, and will be represented by one or more global notes. New Notes will be issued only in denominations of $1,000 of principal amount and any integral multiple of $1,000. There will be no service charge for any registration of transfer or exchange of New Notes. We may, however, require holders to pay a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with any transfer or exchange.

The indenture will not contain any restriction on the payment of dividends, the incurrence of indebtedness or the repurchase of our securities, and will not contain any financial covenants. Other than as described under "—Right to Require Purchase of New Notes Upon a Fundamental Change," the indenture will not contain covenants or other provisions that afford protection to holders of New Notes in the event of a highly leveraged transaction.

CONTINGENT INTEREST

We will pay contingent interest during any six-month period, from, and including, March 8 to, but excluding, September 8 and from, and including, September 8 to, but excluding, March 8, with the initial six-month period commencing March 8, 2007, if the average trading price of New Notes per $1,000 principal amount for the five trading day period ending on the third trading day immediately preceding the first day of the applicable six-month period equals $1,200 or more. The average trading price of New Notes shall be determined no later than the second trading day immediately preceding the first day of the applicable six-month period by the conversion agent acting as calculation agent in the manner set forth in the definition of "trading price" under "—Conversion Rights—Conversion Upon Satisfaction of Trading Price Condition." During any period when contingent interest is payable, it will be payable at a rate equal to 0.5% per annum. We will pay contingent interest, if any, in the same manner as we will pay interest as described above under "—General."

CONVERSION RIGHTS

A holder may convert any outstanding New Notes into cash and, if applicable, shares of our common stock at an initial conversion price per share of $22.15. This represents a conversion rate of approximately 45.1467 shares per $1,000 principal amount of New Notes. The conversion price (and resulting conversion rate) is, however, subject to adjustment as described below. A holder may convert New Notes only in denominations of $1,000 and integral multiples of $1,000.

General

Holders at their option may surrender New Notes for conversion into cash and, if applicable, shares of our common stock prior to the maturity date in the following circumstances as more fully described herein:

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upon satisfaction of the market price condition;

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if we have called New Notes for redemption;

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upon satisfaction of the trading price condition; or

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upon the occurrence of specified corporate transactions.

Settlement upon conversion

Upon conversion, we will deliver, for each New Note, consideration (the "conversion value") having a value equal to the product of the conversion rate per $1,000 principal amount of New Notes (initially, approximately, 45.1467, subject to adjustment) multiplied by the applicable stock price (as defined below) as follows:

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an amount in cash (the "required cash amount") equal to the lesser of (a) the aggregate principal amount of New Notes on the day following the trustee's receipt of a holder's conversion notice (the "conversion date") and (b) the conversion value (and the remainder will be paid in shares of common stock as set forth below); and

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if the conversion value of New Notes to be converted is greater than the aggregate principal amount of New Notes on the conversion date, (a) in whole shares of our common stock and (b) an amount of cash in lieu of any fractional shares of our common stock. The number of whole shares to be delivered (the "net share amount") will equal (a)(i) the conversion value minus (ii) the required cash amount, divided by (b) the applicable stock price.

The cash and, if applicable, shares of our common stock (including cash in lieu of fractional shares) due upon conversion of New Notes will be delivered through the conversion agent on the third trading day following the end of the averaging period applicable to New Notes being converted (assuming the holder has satisfied all conversion requirements), unless:

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the conversion is in connection with a redemption, in which case the settlement date will be the redemption date; or

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a holder submits a conversion notice during the period beginning 12 trading days preceding the maturity date and ending one trading day preceding the maturity date, in which case the settlement date will be the maturity date.

The "applicable stock price" means, in respect of a conversion date, the average of the closing price of our common stock on the Nasdaq National Market on each of the five consecutive trading days during the period (the "averaging period") beginning on the third trading day following the conversion date of New Notes; provided, however:

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if a holder submits its conversion notice during the period beginning 12 trading days preceding the maturity date and ending one trading day preceding the maturity date, then the averaging period will be the five consecutive trading day period ending on the third trading day preceding the maturity date; and

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if New Notes have been called for redemption as of the time that the conversion requirements are satisfied, then the averaging period will be the five consecutive trading day period ending on the third trading day preceding the redemption date.

Conversion upon satisfaction of market price condition

A holder may surrender any of its New Notes for conversion into cash and, if applicable, shares of our common stock if, during any quarter, the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding quarter exceeds 120% of the conversion price per share on that 30th trading day of the preceding quarter. The conversion agent, which will initially be the trustee, will determine on our behalf at the end of each quarter whether New Notes are convertible as a result of the market price of our common stock.

Conversion upon notice of redemption

A holder may surrender for conversion any New Note called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if New Notes are not otherwise convertible at such time.

Conversion upon satisfaction of trading price condition

A holder may surrender any of its New Notes for conversion into cash, and, if applicable, shares of common stock during the five trading day period immediately following any nine consecutive trading day period in which the trading price per $1,000 principal amount of the New Notes (as determined following a request by a holder of New Notes in accordance with the procedures described below) for each day of such period was less than 95% of the product of the then applicable conversion rate per $1,000 principal amount of New Notes multiplied by the closing price per share of our common stock on that day.

The "trading price" of New Notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of New Notes obtained by the conversion agent for $5.0 million principal amount of New Notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if at least three such bids cannot reasonably be obtained by the conversion agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the conversion agent, this one bid shall be used. If the conversion agent cannot reasonably obtain at least one bid for $5.0 million principal amount of New Notes from a nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of New Notes, then the trading price of New Notes will be determined in good faith by the conversion agent acting as calculation agent taking into account in such determination such factors as it, in its sole discretion after consultation with us, deems appropriate. Other than in connection with a determination of whether contingent interest shall be payable, the conversion agent shall have no obligation to determine the trading price of New Notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price of New Notes is less than 95% of the product of the then applicable conversion rate per $1,000 principal amount of New Notes multiplied by the closing price per share of our common stock on that day; at which time, we shall instruct the conversion agent to determine the trading price of New Notes beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 95% of the product of the then applicable conversion rate per $1,000 principal amount of New Notes multiplied by the closing price per share of our common stock on that day.

Conversion upon specified corporate transactions

If we elect to:

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distribute to all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase, for a period expiring within 60 days of the date of distribution, shares of our common stock at less than the then current market price; or

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distribute to all holders of shares of our common stock any shares of our capital stock (other than our common stock), evidence of indebtedness, cash, other assets or certain rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing price of our common stock on the trading day preceding the declaration date for such distribution, we must notify the holders of New Notes appearing in the security register at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their New Notes for conversion until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. This provision shall not apply if the holder of a New Note otherwise participates in the distribution without conversion.

In addition, if a make-whole fundamental change, as described under "—Adjustment to the Conversion Rate Upon the Occurrence of Certain Fundamental Changes" occurs prior to March 13, 2007, subject to the provisions as described under "—Adjustment to the Conversion Rate Upon the Occurrence of Certain Fundamental Changes" and "—Fundamental Changes Involving an Acquisition of Us By a Public Acquirer" or if we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction, in each case pursuant to which the shares of our common stock would be subject to conversion into cash, securities or other property, a holder may surrender its New Notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of such transaction until and including the date which is 15 days after the actual date of such transaction or, if such transaction is a make-whole fundamental change as described under "—Adjustment to the Conversion Rate Upon the Occurrence of Certain Fundamental Changes" or any other fundamental change, until the fundamental change repurchase date. If a make-whole fundamental change, as described under "—Adjustment to the Conversion Rate Upon the Occurrence of Certain Fundamental Changes" occurs prior to March 13, 2007, subject to the provisions as described under "—Adjustment to the Conversion Rate Upon the Occurrence of Certain Fundamental Changes" and "—Fundamental Changes Involving an Acquisition of Us By a Public Acquirer" or if we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction, in each case pursuant to which the shares of our common stock are converted into cash, securities, or other property, then at the effective time of the transaction, a holder's right to convert its New Notes into shares of our common stock will be changed into a right to convert such New Notes into the kind and amount of cash, securities and other property which such holder would have received if such holder had converted such New Notes immediately prior to the transaction.

If the transaction also constitutes a fundamental change, such holder can require us to repurchase all or a portion of its New Notes as described under "—Right to Require Purchase of New Notes Upon a Fundamental Change." If a holder of a New Note has delivered notice of its election to have such New Note repurchased at the option of such holder or as a result of a fundamental change, such New Note may be converted only if the notice of election is withdrawn as described, respectively, under "—Repurchase of New Notes at the Option of the Holder" or "—Right to Require Purchase of New Notes Upon a Fundamental Change."

Conversion price adjustments

We will adjust the conversion price if (without duplication):

        (1)   we issue shares of our common stock or other capital stock as a dividend or distribution on our common stock;

        (2)   we subdivide, combine or reclassify our common stock;

        (3)   we issue to all holders of our common stock, rights, warrants or options entitling them to subscribe for or purchase shares of our common stock (or securities convertible into common stock) at less than the then current market price;

        (4)   we distribute to all holders of common stock evidences of our indebtedness, shares of capital stock (other than common stock), other securities, cash or other assets, rights, warrants or options (excluding those rights, warrants or options referred to in clause (3) above or distributed pursuant to our Shareholder Protection Rights Agreement and any dividends or distributions referred to in clauses (1) above and clauses (5) and (6) below);

        (5)   we pay a dividend or make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours. If we declare such a dividend or make such a distribution, the conversion price will be adjusted, if at all, based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after, the date on which "ex-dividend trading" commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted;

        (6)   we make a cash dividend or distribution to all holders of our common stock. If we declare such a cash dividend or distribution, the conversion price shall be decreased to equal the price determined by multiplying the conversion price in effect immediately prior to the record date for such dividend or distribution by the following fraction:

    (Pre-Dividend Sale Price—Dividend Adjustment Amount)
(Pre-Dividend Sale Price)

provided that no adjustment to the conversion price or the ability of a holder of a New Note to convert will be made if we provide that holders of New Notes will participate in the cash dividend or distribution without conversion.

"Pre-Dividend Sale Price" means the average common stock price for the three consecutive trading days ending on the trading day immediately preceding the ex-dividend date for such dividend or distribution.

"Dividend Adjustment Amount" means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of common stock; or

        (7)   we complete a repurchase, including by way of a tender or exchange offer (other than an odd lot tender offer), of our common stock which involves an aggregate consideration that, together with:

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the aggregate fair market value of any amounts previously paid for any repurchase by us or one of our subsidiaries for our common stock concluded within the preceding twelve months for which no adjustment has been made; and

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the aggregate amount of any and all cash distributions to all holders of our common stock made within the preceding twelve months for which no adjustment has been made;

exceeds 10% of our aggregate market capitalization on the date of, and after giving effect to, any such repurchase or the expiration of any such tender or exchange offer.

For purposes of the foregoing, the term "market capitalization" as of any date of calculation means the average closing price of our common stock on the 10 trading days immediately prior to such date of calculation multiplied by the average aggregate number of shares of our common stock outstanding on the 10 trading days immediately prior to such date of calculation.

If the rights provided for in our Shareholder Protection Rights Agreement have separated from our common stock in accordance with the provisions of such agreement so that the holders of New Notes would not be entitled to receive any rights in respect of shares of our common stock issuable upon conversion of New Notes, if any, and the conversion price has been adjusted for such separation of the rights as provided above, (a) in the case of any such rights which shall have been redeemed or repurchased without exercise by any holders, the conversion price will be readjusted to give effect to such distribution or event as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder of our common stock as of the date of such redemption or repurchase and (b) in the case of any such rights which have expired without exercise by any holder thereof, the conversion price shall be readjusted as if such issuance had not occurred. In lieu of any such adjustment, we may amend our Shareholder Protection Rights Agreement to provide that upon conversion of New Notes, the holder will receive, in addition to cash and, if applicable, shares of our common stock issuable upon such conversion, the rights that would have attached to such shares of our common stock if the rights had not become separated from our common stock under such agreement. See "Description of Capital Stock—Description of Shareholder Rights Plan." To the extent that we adopt any future rights plan, upon conversion of New Notes, you will receive, in addition to cash and, if applicable, our common stock, the rights under the future rights plan whether or not the rights have separated from our common stock at the time of conversion and no adjustment to the conversion price will be made.

Our existing Shareholder Protection Rights Agreement expires on July 12, 2012. If we adopt another similar plan in the future, no adjustment will be made in connection with a distribution of rights thereunder.

We may from time to time reduce the conversion price for a period of time if the period is at least 20 trading days or such longer period as may be required by law and if the reduction is irrevocable during the period. In no event may we reduce the conversion price below the par value of a share of our common stock.

We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price. However, any adjustments that are less than 1% of the conversion price will be taken into account in any subsequent adjustment.

If our common stock is converted into the right to receive other securities, cash or other property as a result of a reclassification, consolidation, merger, sale or transfer of assets or other transaction, each New Note then outstanding will, without the consent of any holders of New Notes, become convertible only into the kind and amount of other securities, cash and other property that such holder would have received if the holder had converted its New Notes immediately prior to the transaction.

If common stock is payable upon conversion, we will not issue fractional shares of common stock to a holder who converts a New Note. In lieu of issuing fractional shares, we will pay cash based upon the common stock price on the day immediately preceding the conversion date.

Except as described in this paragraph, no holder of New Notes will be entitled, upon conversion of New Notes, to any actual payment or adjustment on account of accrued but unpaid interest, including contingent interest, if any, or on account of dividends on shares of common stock issued, if any, in connection with the conversion. If any holder surrenders a New Note for conversion between the close of business on any record date for the payment of an installment of interest (including contingent interest, if any) and the opening of business on the related interest payment date, the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date (including contingent interest, if any) on the principal amount of New Notes converted together with the note being surrendered. The foregoing sentence shall not apply to New Notes called for redemption on a redemption date within the period between and including the record date and interest payment date.

You will not be required to pay any documentary or similar taxes or duties relating to the issuance or delivery of our common stock, if any, if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock, if any, in a name other than yours.

Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

To convert interests in global New Notes, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program. To convert definitive New Notes, you must:

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complete and sign the conversion notice on the back of the New Notes (or a facsimile thereof);

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deliver the completed conversion notice and New Notes to be converted to the specified office of the conversion agent;

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furnish appropriate endorsements and transfer documents if required by the registrar or the conversion agent;

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pay all funds required, if any, relating to interest on New Notes to be converted to which you are not entitled, as described in the third preceding paragraph; and

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pay all taxes or duties, if any, as described in the preceding paragraph.

The conversion date will be the date on which all of the foregoing requirements have been satisfied. New Notes will be deemed to have been converted immediately prior to the close of business on the conversion date. The required cash payment and, if applicable, a certificate for the number of shares of common stock into which New Notes are converted (and cash in lieu of any fractional shares) will be delivered as soon as practicable on or after the conversion date.

ADJUSTMENT TO THE CONVERSION RATE UPON THE OCCURRENCE OF CERTAIN FUNDAMENTAL CHANGES

We refer to each of clause (i) and clause (ii) in the definition of "fundamental change" under "—Right to Require Purchase of New Notes Upon a Fundamental Change" as a "make-whole fundamental change."

Upon the occurrence of a make-whole fundamental change prior to March 13, 2007, we will increase the conversion rate applicable to New Notes that are surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of such make-whole fundamental change until and including the fundamental change repurchase date. However, if the make-whole fundamental change is also a "public acquirer fundamental change," as described below, then, in lieu of increasing the conversion rate as described above, we may elect to change the conversion right in the manner described under "—Fundamental Changes Involving an Acquisition of Us By a Public Acquirer."

We will mail to holders, at their addresses appearing in the security register, notice of, and we will publicly announce, through a reputable national newswire service, and publish on our website, the anticipated effective date of any proposed make-whole fundamental change. We must make this mailing, announcement and publication at least 15 business days before the anticipated effective date of such make-whole fundamental change. We must also state, in the notice, announcement and publication, whether we have made the election referred to above to change the conversion right in lieu of increasing the conversion rate.

The increase in the conversion rate

In connection with the make-whole fundamental change, we will increase the conversion rate by reference to the table below, based on the date when the make-whole fundamental change becomes effective, which we refer to as the "effective date," and the "applicable price." In the case of a fundamental change described under clause (ii) of the definition of "fundamental change," if the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for our common stock in the make-whole fundamental change consists solely of cash, then the "applicable price" will be the cash amount paid per share of our common stock in the make-whole fundamental change. Otherwise, the "applicable price" will be the average of the closing sale prices per share of our common stock for the five consecutive trading days immediately preceding the effective date of the relevant make-whole fundamental change. Our Board of Directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-date of the event occurs, during those five consecutive trading days.

The following table sets forth the hypothetical number of additional shares per New Note that will be added to the conversion rate applicable to New Notes described above. If an event occurs that requires an adjustment to the conversion rate, we will, on the date we must adjust the conversion rate, adjust each applicable price set forth in the first column of the table below by multiplying the applicable price in effect immediately before the adjustment by a fraction:

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whose numerator is the conversion rate in effect immediately before the adjustment; and

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whose denominator is the adjusted conversion rate.

In addition, we will adjust the number of additional shares in the table below in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under "—Adjustment to the Conversion Rate Upon the Occurrence of Certain Fundamental Changes."

Number of additional shares per new note

Effective Date
Stock Price	March 8, 2006	March 13, 2007

$16.41
$17.50
$20.00
$22.50
$25.00
$27.50
$30.00
$32.50
$35.00
$37.50
$40.00
$42.50
$45.00
$47.50
$50.00
$52.50
$55.00
$57.50

The exact applicable price and effective date may not be as set forth in the table above, in which case:

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if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two effective dates based on a 365-day year, as applicable;

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if the actual applicable price is greater than $57.50 per share (subject to adjustment), we will not increase the conversion rate; and

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if the actual applicable price is less than $16.41 per share (subject to adjustment), we will not increase the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of our common stock issuable upon conversion of New Notes exceed 60.9385 per $1,000 principal amount of New Notes, subject to adjustment in the same manner as set forth under "—Adjustment to the Conversion Rate Upon the Occurrence of Certain Fundamental Changes." Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

FUNDAMENTAL CHANGES INVOLVING AN ACQUISITION OF US BY A PUBLIC ACQUIRER

If the make-whole fundamental change is a "public acquirer fundamental change," as described below, then we may, at our sole option, elect to change the conversion right in lieu of increasing the conversion rate applicable to New Notes that are converted in connection with that public acquirer fundamental change. If we make this election, then we will adjust the conversion rate and our related conversion obligation such that, from and after the effective time of the public acquirer fundamental change, the right to convert a New Note into cash, and if applicable, shares of our common stock, will be changed into a right to convert New Notes into cash and, if applicable, shares of "public acquirer common stock," as described below, at a conversion rate equal to the conversion rate in effect immediately before the effective time, multiplied by a fraction:

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whose numerator is the fair market value (as determined in good faith by our Board of Directors), as of the effective time of the public acquirer fundamental change, of the cash, securities and other property paid or payable per share of our common stock; and

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whose denominator is the average of the closing sale prices per share of the public acquirer common stock for the five consecutive trading days commencing on, and including, the trading day immediately after the effective date of the public acquirer fundamental change.

If we elect to change the conversion right as described above, the change in the conversion right will apply to all holders from and after the effective time of the public acquirer fundamental change, and not just those holders, if any, that convert their New Notes in connection with the public acquirer fundamental change. If the public acquirer fundamental change is also an event that requires us to make another adjustment to the conversion rate as described under "—Adjustment to the Conversion Rate Upon the Occurrence of Certain Fundamental Changes" above, then we will also give effect to that adjustment. However, if we make the election described above, then we will not change the conversion right in the manner described under "—Conversion Rights—Conversion Upon Specified Corporate Transactions" above.

A "public acquirer fundamental change" means an acquisition of us pursuant to a fundamental change described in the second bullet point of the definition of "make-whole fundamental change," where the acquirer (or any entity that is a direct or indirect wholly owned subsidiary of the acquirer or of which the acquirer is a direct or indirect wholly owned subsidiary) has a class of common stock that is traded on a national securities exchange or quoted on the Nasdaq National Market or that will be so traded or quoted when issued or exchanged in connection with the fundamental change. We refer to such common stock as the "public acquirer common stock."

We will state, in the notice, public announcement and publication described under "—Adjustment to the Conversion Rate Upon the Occurrence of Certain Fundamental Changes" above, whether we have elected to change the conversion right in lieu of increasing the conversion rate. With respect to each public acquirer fundamental change, we can make only one election, and we cannot change that election once we have first mailed any such notice or made any such public announcement or publication. However, if we elect to change the conversion right as described above in connection with a public acquirer fundamental change that is ultimately not consummated, then we will not be obligated to give effect to that particular election.

SUBORDINATION OF NEW NOTES

The payment of the principal of and interest on New Notes will be subordinated to the prior payment in full when due, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness all amounts then due in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of New Notes. In addition, any Old Notes that are not exchanged for New Notes in the exchange offer will be pari passu in right of payment with New Notes. The indenture will require that we must promptly notify holders of senior indebtedness if payment of New Notes is accelerated because of an event of default under the indenture.

We may not make any payment on New Notes or purchase or otherwise acquire New Notes if:

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a default in the payment of any designated senior indebtedness occurs and is continuing, or

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any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from a person permitted to give such notice under the indenture.

We are required to resume payments on New Notes:

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in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

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in case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

No new period of payment blockage based on a nonpayment default may be commenced for a default unless:

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365 consecutive days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

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all scheduled payments on New Notes that have come due have been paid in full in cash.

No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of New Notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture. If either the trustee or any holder of New Notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on New Notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries' earnings and could be subject to contractual or statutory restrictions.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of New Notes to participate in those assets, are structurally subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

As of December 31, 2005, we had no senior indebtedness outstanding under our Credit Facility.

Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt, our ability to pay our obligations on New Notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee's claims for such payments will be senior to the claims of the holders of New Notes.

"Credit facility" means that certain Credit Agreement, dated as of February 11, 2003 and as amended on March 3, 2003, August 11, 2003 and March 2, 2004, among the Company, as the borrower, LaSalle Bank National Association, as a lender and administrative agent for the lenders, and various other lenders, as amended or which are not material in amount, including all related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as each may be amended, modified, restated, renewed, replaced, refinanced or restructured (including, without limitation, any amendment increasing the amount of available borrowing) from time to time.

"Designated senior indebtedness" means the Credit Facility and any other senior indebtedness (1) the outstanding principal amount of which is $20.0 million or more and (2) in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is "designated senior indebtedness" for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

"Indebtedness" means:

        (1)   all of our indebtedness, obligations and other liabilities (A) for borrowed money, including overdrafts, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of our assets or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

        (2)   all of our reimbursement obligations and other liabilities with respect to letters of credit, bank guarantees or bankers' acceptances;

        (3)   all of our obligations and liabilities in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

        (4)   all of our obligations and other liabilities under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor (whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles);

        (5)   all of our net obligations with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

        (6)   all of our direct or indirect guaranties or similar agreements by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5); and

        (7)   any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

Indebtedness shall not include obligations of any person (A) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within two business days of their incurrence, (B) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices and (C) in respect of stand-by letters of credit to the extent collateralized by cash or cash equivalents.

"Senior indebtedness" means the principal of, premium, if any, interest (including, with respect to the Credit Facility, all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceedings) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing, other than:

        (1)   any indebtedness or obligation whose terms expressly provide that such indebtedness or obligation shall not be senior in right of payment to New Notes or expressly provides that such indebtedness is on the same basis with or junior to New Notes or any other of our indebtedness;

        (2)   our indebtedness to an affiliate or to any of our subsidiaries;

        (3)   New Notes; and

        (4)   any Old Notes that are not exchanged for New Notes in the exchange offer.

OPTIONAL REDEMPTION OF NEW NOTES

Prior to March 13, 2007 we cannot redeem New Notes at our option. Beginning on March 13, 2007, we may redeem New Notes, in whole at any time, or in part from time to time, for cash at a price equal to 100% of the principal amount of New Notes plus accrued and unpaid interest (including contingent interest, if any) up to but not including the date of redemption. We will give not less than

20 days' nor more than 60 days' notice of redemption by mail to holders of New Notes. If we opt to redeem less than all New Notes at any time, unless the procedures of DTC provide otherwise, the trustee will select or cause to be selected the New Notes to be redeemed on a pro rata basis. In the event of a partial redemption, the trustee may provide for selection for redemption of portions of the principal amount of any New Note of a denomination larger than $1,000.

REPURCHASE OF NEW NOTES AT THE OPTION OF THE HOLDER

A holder will have the right to require us to repurchase all or a portion of such New Notes held by the holder on March 8 of 2009, 2014 and 2019. We will repurchase New Notes for an amount of cash equal to 100% of the principal amount of New Notes on the date of repurchase, plus accrued and unpaid interest (including contingent interest, if any) to, but excluding, the date of repurchase. To exercise the repurchase right, the holder of a New Note must deliver, during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the business day before the repurchase date, a written notice to us and the trustee of such holder's exercise of the repurchase right. This notice must be accompanied by certificates evidencing the New Note or New Notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder at any time on or before the close of business on the business day preceding the repurchase date.

MANDATORY REDEMPTION

Except as set forth under "—Right to Require Purchase of New Notes Upon a Fundamental Change" and "—Repurchase of New Notes at the Option of the Holder," we are not required to make mandatory redemption of, or sinking fund payments with respect to, New Notes.

RIGHT TO REQUIRE PURCHASE OF NEW NOTES UPON A FUNDAMENTAL CHANGE

If a fundamental change (as defined below) occurs, each holder of New Notes may require that we repurchase the holder's New Notes on the date fixed by us that is not less than 45 days nor more than 60 days after we give notice of the fundamental change. We will repurchase New Notes for an amount of cash equal to 100% of the principal amount of New Notes, plus accrued and unpaid interest, including contingent interest, if any, to the date of repurchase.

"Fundamental change" means the occurrence of one or more of the following events:

(i)
any sale, lease, exchange or other transfer (in one transaction or a series of related transactions), directly or indirectly, of all or substantially all of our assets to any person or group of related persons, as defined in Section 13(d) of the Exchange Act (a "Group") other than a sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets that falls within the description contained in clause (ii) below;

(ii)
there occurs any transaction or event or any series of transactions or events (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization, asset sale, lease of assets or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive stock, other securities, other property, assets or cash, unless either:

(A)
the persons that "beneficially owned," directly or indirectly, the shares of our voting stock immediately prior to such transaction, "beneficially own," directly or indirectly, immediately after such transaction, shares of the surviving or continuing corporation's voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or continuing corporation; or

  (B)
  both of the following conditions are satisfied:

  (1)
  at least 90% of the consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in such transaction consists of common stock, ordinary shares or American Depository Shares, and any associated rights, traded on a U.S. national securities exchange or quoted on the Nasdaq National Market (or that will be so traded or quoted when issued or exchanged in connection with such transaction); and

  (2)
  as a result of such transaction, the consideration due upon conversion of New Notes shall be payable solely in shares of such common stock, ordinary shares or American Depository Shares, and any associated rights and cash for fractional shares;

(iii)
the approval by the holders of our capital stock of any plan or proposal for our liquidation or dissolution, whether or not otherwise in compliance with the provisions of the indenture;

(iv)
any person or Group shall become the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of shares representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding voting stock; or

(v)
the first day on which a majority of the members of our Board of Directors are not continuing directors.

The definition of "fundamental change" includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of our assets. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of New Notes to require us to repurchase such New Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets to another person or Group may be uncertain.

"Continuing directors" means, as of any date of determination, any member of our Board of Directors who:

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was a member of such Board of Directors on the date of the original issuance of New Notes, or

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was nominated for election or elected to such Board of Directors with the approval of a majority of the continuing directors who were members of such Board at the time of such nomination or election.

On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of New Notes which is to be paid on the date of repurchase.

On or before the fifth business day after the fundamental change, we must mail to the trustee and all holders of New Notes a notice of the occurrence of the fundamental change, stating, among other things:

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the repurchase date;

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the date by which the repurchase right must be exercised;

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the repurchase price for New Notes; and

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the procedures which a holder of New Notes must follow to exercise the repurchase right.

To exercise the repurchase right, the holder of a New Note must deliver, on or before the third business day before the repurchase date, a written notice to us and the trustee of the holder's exercise of the repurchase right. This notice must be accompanied by certificates evidencing the New Note or New Notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder at any time on or before the close of business on the business day preceding the repurchase date.

The effect of these provisions granting the holders the right to require us to repurchase New Notes upon the occurrence of a fundamental change may make it more difficult for any person or group to acquire control of us or to effect a business combination with us. Our ability to pay cash to holders of New Notes following the occurrence of a fundamental change may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. See "Risk Factors—Risks Related to New Notes—We may not be able to repurchase New Notes when required to and our ability to make cash payments upon conversion may be limited."

Our obligation to make a fundamental change offer will be satisfied if a third party makes the fundamental change offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a fundamental change offer made by us and purchases all New Notes properly tendered and not withdrawn under the fundamental change offer.

If a fundamental change occurs and the holders exercise their rights to require us to repurchase New Notes, we intend to comply with applicable tender offer rules under the Exchange Act with respect to any repurchase.

The term "beneficial owner" will be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act or any successor provision, except that a person shall be deemed to have "beneficial ownership" of all shares of our common stock that the person has the right to acquire, whether exercisable immediately or only after the passage of time.

CONSOLIDATION, MERGER AND SALE OF ASSETS

We may not, without the consent of the holders of any of New Notes, consolidate with, or merge into, any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, unless:

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we are the resulting or surviving corporation, or the successor, transferee or lessee, if other than us, is a corporation organized under the laws of any U.S. jurisdiction and expressly assumes our obligations under the indenture and New Notes by means of a supplemental indenture entered into with the trustee;

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after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing; and

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we have delivered to the trustee the opinions and certificates required under the indenture.

Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, First Horizon Pharmaceutical under the indenture. If the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the indenture and New Notes.

Some of the transactions described above could constitute a fundamental change that permits holders to require us to repurchase their New Notes as described under "—Right to Require Purchase of New Notes Upon a Fundamental Change."

MODIFICATION AND WAIVER

We and the trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of New Notes with the consent of the holders of at least a majority in aggregate principal amount of New Notes then outstanding. However, without the consent of each holder of an outstanding New Note, no supplemental indenture may, among other things:

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change the stated maturity of the principal of, or payment date of any installment of interest (including contingent interest, if any) on, any New Note;

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reduce the principal amount of, or the rate of interest (including contingent interest, if any) on, any New Note;

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change the currency in which the principal of any New Note or interest is payable;

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impair the right to institute suit for the enforcement of any payment on or with respect to any New Note when due;

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adversely affect the right provided in the indenture to convert any New Note;

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modify the subordination provisions of the indenture in a manner adverse to the holders of New Notes;

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modify the provisions of the indenture relating to our requirement to repurchase New Notes upon a fundamental change or, at the option of the holders, on specified dates in a manner adverse to the holders of New Notes;

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reduce the percentage in principal amount of the outstanding New Notes necessary to modify or amend the indenture or to consent to any waiver provided for in the indenture;

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waive a default in the payment of principal of, or interest (including contingent interest, if any) on, any New Note; or

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modify or change the provision of the indenture regarding waiver of past defaults, the provision regarding rights of holders to receive payment and the provision regarding amendment and modifications to the indenture for which consent of the holders is required.

The holders of a majority in principal amount of the outstanding New Notes may, on behalf of the holders of all New Notes:

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waive compliance by us with restrictive provisions of the indenture other than as provided in the preceding paragraph; and

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waive any past default under the indenture and its consequences, except a default in the payment of the principal of or any interest (including contingent interest, if any) on any New Note or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding New Note affected.

Without the consent of any holders of New Notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

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to comply with provisions relating to execution of supplemental indentures in connection with the consolidation, merger and sale of assets involving us;

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to cure any ambiguity, omission, defect or inconsistency in the indenture;

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to make provisions with respect to conversion rights of holders upon certain specified corporate transactions;

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to evidence a successor to us and the assumption by the successor of our obligations under the indenture and New Notes;

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to reduce the conversion price;

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to make any change that does not adversely affect the rights of any holder of New Notes;

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to provide the holders of New Notes with any additional rights or benefits; or

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to comply with any requirement in connection with the qualification of the indenture under the Trust Indenture Act.

EVENTS OF DEFAULT

Each of the following is an "event of default:"

        (1)   a default in the payment of any interest (including contingent interest, if any) upon any New Notes when due and payable if such default continues for 10 business days, whether or not prohibited by the subordination provisions of the indenture;

        (2)   a default in the payment of the principal of New Notes when due, including on a redemption or repurchase date, whether or not prohibited by the subordination provisions of the indenture;

        (3)   a default in payment when due on our or one of our subsidiaries' indebtedness in excess of $1,000,000;

        (4)   failure by us or any of our subsidiaries to pay when due any final, non-appealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $1,000,000, which judgments are not stayed, bonded or discharged within 60 days after their entry;

        (5)   a default by us in the performance, or breach, of any of our covenants in the New Notes or the indenture (other than, in either case, agreements to pay or forgive the notice requirements described in clause (7)) which are not remedied within 30 days;

        (6)   our failure to satisfy our conversion obligation upon exercise of a holder's conversion right in accordance with the provisions set forth in the indenture;

        (7)   our failure to give notice to you of an occurrence of a fundamental change required under the indenture or failure to make a payment to purchase New Notes tendered following a fundamental change, whether or not prohibited by the subordination provisions of the indenture;

        (8)   if a material portion of any of our or one of our subsidiaries' assets, which assets represent a material portion of our assets on a consolidated basis, is attached, seized, subjected to a writ or distress warrant or is levied upon, or comes within the possession of any receiver, trustee, custodian or assignee for the benefit of creditors, and the same is not terminated or dismissed within 30 days thereafter; or

        (9)   events of bankruptcy, insolvency or reorganization involving us or any of our subsidiaries.

If an event of default described in clauses (1) through (8) occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding New Notes may declare the principal amount of and accrued and unpaid interest (including contingent interest, if any) on all New Notes to be immediately due and payable. This declaration may be rescinded if the conditions described in the indenture are satisfied. If an event of default of the type referred to in clause (9) occurs, the principal amount of and accrued and unpaid interest (including contingent interest, if any) on the outstanding New Notes will automatically become immediately due and payable.

Within 90 days following a default, the trustee must give to the registered holders of New Notes notice of all uncured defaults known to it or, if later, within 15 days after a default is known by the trustee. The trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the principal of, or interest, including contingent interest, if any, on, any New Notes when due or in the payment of any redemption or repurchase obligation.

The holders of not less than a majority in principal amount of the outstanding New Notes may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of New Notes unless the holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, or interest, including contingent interest, if any, when due or the right to convert a New Note in accordance with the indenture, no holder may institute a proceeding or pursue any remedy with respect to the indenture or New Notes unless the conditions provided in the indenture have been satisfied, including:

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holders of at least 25% in principal amount of the outstanding New Notes have requested the trustee to pursue the remedy; and

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holders have offered the trustee security or indemnity satisfactory to the trustee against any loss, liability or expense.

We will be required to deliver to the trustee annually a certificate indicating whether the officers signing the certificate know of any default by us in the performance or observance of any of the terms of the indenture. If the officers know of a default, the certificate must specify the status and nature of all defaults.

BOOK-ENTRY SYSTEM

New Notes will be issued in the form of global notes held in book-entry form. DTC or its nominee will be the sole registered holder of New Notes for all purposes under the indenture. Owners of beneficial interests in New Notes represented by the global notes will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Any such interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in New Notes, in accordance with the procedures and practices of DTC. Beneficial owners are holders and are not entitled to any rights under the global notes or the indenture. We and the trustee, and any of our respective agents, may treat DTC as the sole holder and registered owner of the global notes.

EXCHANGE OF GLOBAL NOTES

New Notes, represented by one or more global notes, may be exchangeable for certificated notes with the same terms only if:

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DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days;

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we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary; or

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an event of default under the indenture occurs and is continuing.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" for registered participants, and it facilitates the settlement of transactions among its participants in securities through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including agents, banks, trust companies, clearing corporations and other organizations, some of whom and /or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

GOVERNING LAW

The indenture and New Notes will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

CONCERNING THE TRUSTEE

Deutsche Bank Trust Company Americas, the trustee under the Indenture, currently, and may from time to time in the future, provide banking and other services to us in the ordinary course of their business.

Description of capital stock

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001, and 1,000,000 shares of preferred stock, par value $0.001, of which 400,000 are designated as participating preferred stock. As of December 31, 2005, there were 34,907,376 shares of common stock outstanding and no shares of preferred stock outstanding.

COMMON STOCK

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. The holders of common stock have no cumulative voting rights with respect to the election of directors or any other matter. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock on the record date are entitled to receive, as and when declared by the Board of Directors, dividends out of the funds legally available therefore at such time and in such amounts as the Board of Directors may from time to time determine.

Upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of common stock are entitled to share ratably, in proportion to the number of shares of common stock held, all the assets remaining after distribution or payment of the full preferential amounts due to the holders of the outstanding shares of preferred stock, if any. Holders of common stock are not entitled to preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

Under our restated certificate of incorporation, our Board of Directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences, and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders.

DESCRIPTION OF SHAREHOLDER RIGHTS PLAN

We have adopted a stockholder rights plan (the "Plan"), designed to protect our stockholders from coercive or unfair takeover techniques that could deny the stockholders the opportunities to realize the full value of their investment. The Plan was adopted for precautionary purposes only, so as to protect the rights of our stockholders and not in response to any known takeover proposal. This is only a summary, and you should read the Plan materials for more information and details.

Under the Plan, we issued a dividend of one right to purchase a fraction of a share of a newly created class of participating preferred stock for each share of common stock outstanding at the close of business July 26, 2002 (the "Right" or "Rights"). The Rights, which expire on July 26, 2012, may be exercised only if certain conditions are met, such as the acquisition, or the announcement of a tender offer, the consummation of which would result in the acquisition of 15% or more of the Company's common stock by a person or an affiliated group. If such conditions are met and the Plan is triggered, each Right allows the holder to purchase a number of shares of our common or preferred stock having an aggregate market price equal to twice the market value of the exercise price per Right.

The Rights have substantial anti-takeover effects but do not prevent a takeover of us and should not interfere with a transaction that is in the best interests of us and our stockholders. The Rights may substantially dilute a person or affiliated group that acquires 15% or more of our outstanding shares of common stock unless (i) we first redeem the Rights or (ii) our Board of Directors approves the acquisition.

In connection with the participating preferred stock issuable under the Plan, the holders of such stock have preferential rights with respect to dividends, which rights are cumulative. So long as shares of participating preferred stock are outstanding, our Board of Directors may not declare, pay or set aside a dividend for the common stock or any other stock ranking junior to the participating preferred stock. The Board of Directors may also not redeem, purchase or otherwise acquire for consideration any common stock or stock ranking junior to the participating preferred stock unless the full cumulative dividends, if any, on all outstanding shares of participating preferred stock have been or are contemporaneously paid. In the event of a merger, consolidation, reclassification or other transaction in which shares of common stock are exchanged for or changed into other stock or securities, cash and/or any other property, then the shares of participating preferred stock shall at the same time be similarly exchanged or changed in an amount per whole share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, that a holder of a "reference package" would be entitled to receive as a result of such transaction. In the event of a liquidation, dissolution or winding up, the holders of shares of participating preferred stock shall be entitled to be paid the distribution out of the assets available for distribution prior to any distribution or payment to the holders of common stock or any other capital stock ranking junior to the participating preferred stock. If the assets available for distribution are insufficient to pay in full the amounts the holders of shares of participating preferred stock would be entitled, the holders of the shares of participating preferred stock and any class or series of preferred stock ranking on parity with the participating preferred stock shall distribute the assets available ratably. A "reference package" means 100 shares of common stock, as such amount may be increased or decreased as a result of a declaration of a dividend of common stock or a combination of any common stock into a smaller number of shares.

The holders of participating preferred stock are entitled to vote each whole share of participating preferred stock as a class with the capital stock comprising part of the reference package. The holder of a share of participating preferred stock shall have the number of votes that a holder of the reference package would have.

The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock may have the effect of delaying, deferring or preventing a fundamental change of the Company, which could have a depressive effect on the market price of our common stock. We have no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER LAWS AND CHARTER PROVISIONS

We are subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder unless:

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prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or subsequent to such date, the business combination is approved by the Board of Directors and is authorized at an annual or special meeting of the stockholders, and not be written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

United states federal income tax consequences

The following is a discussion and summary of the material United States federal income tax consequences relating to the exchange offer and the ownership and disposition of New Notes (as defined below). This discussion does not address any tax considerations arising under any state, local or foreign tax laws or under any other United States federal tax laws. Solely for purposes of this discussion, (i) the term "New Notes" refers to the New 1.75% Contingent Convertible Senior Subordinated Notes Due 2024 proposed to be exchanged for Old Notes, (ii) the term "Old Notes" refers to the outstanding 1.75% Contingent Convertible Senior Subordinated Notes Due 2024, (iii) the term "notes" refers to New Notes and Old Notes collectively.

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, judicial decisions and administrative pronouncements and published rulings of the Internal Revenue Service ("IRS"), all as of the date hereof. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those set forth below. We have not sought and will not seek any ruling from the IRS regarding the tax consequences of the exchange offer or the ownership and disposition of New Notes. The IRS may not agree with our positions regarding such tax consequences, and a contrary position could be sustained by a court.

This discussion is limited to holders who receive New Notes in exchange for Old Notes pursuant to the exchange offer or, with respect to the discussion under "Consequences of the Exchange Offer—Non-Exchanging Holders," holders who do not exchange their Old Notes pursuant to the exchange offer. In addition, this discussion only addresses holders who hold their notes as capital assets. This discussion does not address tax considerations that may be relevant to a holder in light of such holder's particular circumstances or to holders subject to special rules under the United States federal income tax laws, including, without limitation:

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banks, insurance companies, or other financial institutions;

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holders subject to the alternative minimum tax;

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tax-exempt organizations or tax-qualified retirement plans;

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dealers in securities or currencies;

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traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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foreign persons or entities (except to the extent specifically set forth below);

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persons that own, or have owned, actually or constructively, more than 5% of our stock (except to the extent specifically set forth below);

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United States expatriates;

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United States holders (as defined below) whose functional currency is not the United States dollar;

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persons treated as partnerships or other pass-through entities for United States federal income tax purposes; or

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persons who hold the notes as part of a hedge, straddle, conversion transaction or other risk reduction strategy, or as a part of an integrated investment.

If a partnership or other entity treated as a partnership for United States federal income tax purposes holds notes, the tax treatment of each partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such partnerships or entities and their partners should consult their tax advisors regarding their tax treatment. For purposes of this discussion, a "United States Holder" means a beneficial owner of notes that is:

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an individual citizen or resident of the United States;

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a corporation or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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an estate, the income of which is subject to United States federal income taxation regardless of its source; or

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a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has validly elected to be treated as a United States person for United States federal income tax purposes.

A non-United States Holder is a beneficial owner of notes that is not a United States Holder.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF NEW NOTES, AS WELL AS THE APPLICATION OF THE FEDERAL ESTATE OR GIFT TAX LAWS, ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY APPLICABLE TAX TREATY.

CONSEQUENCES OF THE EXCHANGE OFFER

Exchanging holders

The United States federal income tax consequences of the exchange of Old Notes for New Notes will depend on whether the exchange constitutes a significant modification of the terms of the Old Notes. If the exchange does not constitute a significant modification of the terms of the Old Notes, it will not be a taxable event for exchanging holders except with respect to the receipt of the exchange fee. If, however, the exchange is viewed as a significant modification of the terms of the Old Notes, such exchange will be treated as an exchange for United States federal income tax purposes and will be characterized as either a recapitalization or as a taxable exchange.

In general, a "significant modification" of an existing debt instrument, whether effected pursuant to an amendment of the terms of a debt instrument or an actual exchange of an existing debt instrument for a new debt instrument, will be treated as an exchange of the existing debt instrument for a new debt instrument for United States federal income tax purposes. A modification will be considered "significant" if, based on all facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are economically significant.

Whether the exchange of Old Notes for New Notes will be treated as a "significant modification" of the terms of the Old Notes is unclear, because there is no authority directly on point that interprets what constitutes an economically significant modification. Based on advice of our tax counsel, we intend to take the position for United States federal income tax purposes that the exchange of Old Notes for New Notes should not constitute a significant modification of the terms of Old Notes and, thus, that New Notes (with their modified terms) should be treated as a continuation of the Old Notes. By participating in the exchange offer, each holder will be deemed to have agreed pursuant to the indenture governing the New Notes to treat the exchange of Old Notes for New Notes as not resulting in a significant modification of the terms of the Old Notes. If, consistent with our position, the exchange of Old Notes for New Notes is not a significant modification of the terms of the Old

Notes, a holder will not recognize any gain or loss as a result of the exchange, but the receipt of the exchange fee will be taxed in the manner described below, and a holder's tax basis and holding period in New Notes will be the same as the holder's tax basis and holding period in Old Notes exchanged therefor.

The IRS may not agree that the exchange of Old Notes for New Notes does not result in a significant modification of the terms of the Old Notes. If the exchange constitutes a significant modification of the Old Notes, the tax consequences of the exchange will depend on whether the notes are considered "securities" for United States federal income tax purposes. Whether a debt instrument constitutes a security depends on a variety of factors, including the term of the instrument. As a general rule, a debt instrument with a term of five years or less will not be considered a security, and a debt instrument with a term of ten years or more will be considered a security. Whether a debt instrument with a term between five and ten years is a security is unclear. If both Old Notes and New Notes are considered securities, the exchange would be treated as a non-taxable recapitalization, and a holder would not recognize any gain or loss as a result of the exchange, but the receipt of the exchange fee would be taxed in the manner described below. A holder would generally have the same tax basis and holding period in New Notes as the holder had in Old Notes exchanged therefor.

Because holders have the right to require us to redeem, and we may redeem at our option, the notes at certain times prior to the notes' maturity, it is possible that either Old Notes or New Notes would not be viewed as constituting securities for United States federal income tax purposes. If the exchange results in a significant modification of the Old Notes and either the Old Notes or New Notes are not considered securities for United States federal income tax purposes, then the exchange would be a taxable transaction. In that case, holders of the notes would recognize gain or loss (subject to possible application of the wash sale rules) equal to the difference between the amount realized and the adjusted basis in their Old Notes. The amount realized would equal the issue price of the New Notes. Any gain generally would be treated as interest income. Any loss would be treated as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary loss with respect to the Old Notes; the balance would be treated as capital loss. Each holder's holding period in New Notes would begin the day after the exchange, and each holder's tax basis in New Notes generally would equal the issue price of New Notes (which would be equal to the fair market value of New Notes, if either the Old Notes or New Notes or both are considered to be traded on an established securities market).

If the exchange of Old Notes for New Notes were treated as resulting in a significant modification for tax purposes (whether as a recapitalization or a taxable exchange), the tax treatment of New Notes could be significantly different from that described below and would depend upon whether Old Notes or New Notes were considered to be traded on an established securities market for purposes of the original issue discount provisions of the Code. If either the Old Notes or New Notes were considered to be traded on an established securities market, then New Notes generally should be subject to the contingent payment debt instrument ("CPDI") Regulations discussed below, except that a holder's tax basis in a New Note would equal the issue price of New Notes if the exchange were not a recapitalization, the issue price of New Notes would be equal to the fair market value of New Notes, and New Notes may have a new comparable yield and projected payment schedule. Alternatively, if both Old Notes and New Notes were not considered to be traded on an established securities market, then New Notes would be subject to a different set of rules applicable to certain contingent payment debt instruments that might have a material effect on the amount, timing and character of the income, gain or loss recognized by a holder with respect to a New Note.

Under the indenture governing the New Notes, we and each holder of the notes will agree to treat, in accordance with our position for United States federal income tax purposes, the exchange of Old Notes for New Notes as not constituting a significant modification of the terms of the Old Notes.

Tax treatment of the exchange fee

Although the tax treatment of the exchange fee is not clear under current law, absent further relevant IRS guidance we intend to treat the payment of the exchange fee as additional ordinary income to holders participating in the exchange offer and to report such payments to the IRS and to holders in accordance with such treatment. In addition, because we intend to treat the payment of the exchange fee as ordinary income, any exchange fee paid to a Non-United States Holder may be subject to a withholding tax of 30% unless the Non-United States Holder provides to a withholding agent either an IRS Form W-8ECI certifying that such payment is effectively connected with such holder's conduct of a United States trade or business, or an IRS Form W-8BEN certifying that such payment is subject to a reduced rate of withholding under an applicable United States income tax treaty.

In the event that the exchange of Old Notes for New Notes is treated as an exchange for United States federal income tax purposes, holders should consult their tax advisors as to whether the exchange fee could be treated as additional consideration for Old Notes and whether any amounts withheld may be eligible for a refund.

Non-exchanging holders

Holders who do not exchange their Old Notes for New Notes in the exchange offer will not recognize any gain or loss for United States federal income tax purposes as a result of the exchange offer. Non-exchanging holders will continue to have the same tax basis, holding period and comparable yield in their Old Notes as they had prior to the exchange offer, and the treatment of such Old Notes will not otherwise be affected by the exchange offer.

CLASSIFICATION OF NEW NOTES

Under the indentures governing the notes, we and each holder of the notes agree to treat the notes, for United States federal income tax purposes, as indebtedness subject to the CPDI Regulations in the manner described below. Under the indenture governing New Notes, we and each holder agree to use the comparable yield and projected payment schedule we determined for New Notes, which are the same as those determined for Old Notes. The remainder of this discussion does not address any other possible tax treatment of New Notes. The IRS has issued a revenue ruling with respect to instruments similar to New Notes which supports certain aspects of the treatment described below. However, the application of the CPDI Regulations to instruments such as the New Notes remains uncertain in several other respects, and no rulings have been sought from the IRS with respect to any of the tax consequences discussed below. Accordingly, the IRS or a court may not agree with the treatment described herein. Any different tax treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. In particular, a holder might be required to accrue original issue discount at a different rate, might recognize different amounts of income, gain or loss (or possibly no loss) upon conversion of the notes to cash or cash and common stock, and might recognize capital gain or loss upon a taxable disposition of the notes. Holders should consult their tax advisors concerning the tax treatment of holding the notes.

UNITED STATES HOLDERS—CONSEQUENCES OF OWNERSHIP AND DISPOSITION OF NEW NOTES

The following discussion describes the material United States federal income tax consequences to United States Holders of New Notes. It is not a complete analysis of all the potential tax consequences or considerations, and holders are urged to consult their tax advisors.

Accrual of interest

As discussed more fully below, the effect of the CPDI Regulations will be to:

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require you, regardless of your usual method of tax accounting, to use the accrual method with respect to New Notes;

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require you to accrue and include in taxable income each year original issue discount at the comparable yield set forth below, which may be in excess of any periodic payments of interest; and

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generally result in ordinary rather than capital treatment of any gain, and to some extent ordinary loss, on the sale, taxable exchange, repurchase or redemption of the notes.

Under the CPDI Regulations, noncontingent payments on New Notes will not be reported separately as taxable income, but will be taken into account under such regulations. Subject to the adjustments described below under "—Adjustments to Interest Accruals on New Notes" that apply to holders whose tax basis in Old Notes (and New Notes) is different than the adjusted issue price (as defined below), you will be required to accrue an amount of ordinary interest income as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the note that equals:

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the product of (i) the adjusted issue price of the notes as of the beginning of the accrual period and (ii) the comparable yield to maturity (determined as set forth below) of the notes, adjusted for the length of the accrual period;

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divided by the number of days in the accrual period; and

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multiplied by the number of days during the accrual period that you held the notes.

The adjusted issue price of a New Note is equal to the issue price of the Old Note for which it was exchanged, increased by any original issue discount previously accrued with respect to the Old Note and New Note, determined without regard to any adjustments to original issue discount accruals described below, and decreased by the projected amounts of any payments with respect to the Old Note and New Note for previous accrual periods. The comparable yield for New Notes will be the same as the comparable yield we determined for Old Notes—9.15%, per annum, compounded semi-annually.

We prepared a projected payment schedule for Old Notes, solely for United States federal income tax purposes that estimates the amount and timing of contingent interest payments and payment upon maturity on Old Notes taking into account the fair market value of the common stock that might be paid upon a conversion of Old Notes. Under the indenture governing New Notes, holders agree to be bound by our determination of the comparable yield for New Notes and the projected payment schedule that we prepare for New Notes, which are the same as those determined for Old Notes. For United States federal income tax purposes, you are required to use the comparable yield and the schedule of projected payments in determining your original issue discount accruals, and the adjustments thereto described below, in respect of New Notes. You may obtain the projected payment schedule by submitting a written request for it to us at 6195 Shiloh Road, Alpharetta, Georgia 30005; Attention: Corporate Secretary.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of your original issue discount accruals and adjustments thereof in respect of the notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amount of the payments on a note.

Adjustments to interest accruals on new notes

If the actual contingent payments made on New Notes differ from the projected contingent payments, adjustments will be made to account for the difference. In addition to the interest accrual discussed above, if you receive actual payments with respect to New Notes for a taxable year that in the aggregate exceed the total amount of projected payments for the taxable year, you will incur a "positive adjustment" and be required to include additional original issue discount in income equal to the amount of the excess of actual payments over projected payments. For these purposes, payments in a taxable year include the fair market value of property received in that year, including the fair market value of any common stock received upon a conversion of New Notes. If you receive actual payments in a taxable year that in the aggregate are less than the amount of projected payments for the taxable year, you will incur a "negative adjustment" equal to the amount of such deficit. A negative adjustment will be treated as follows:

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first, a negative adjustment will reduce the amount of original issue discount required to be accrued in the current year;

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second, any negative adjustments that exceed the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of your total prior original issue discount inclusions with respect to the Old Notes and New Notes, reduced to the extent such prior original issue discount was offset by prior negative adjustments on the Old Notes and New Notes; and

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third, any excess negative adjustments will be treated as a regular negative adjustment in the succeeding taxable year.

If you acquired an Old Note at a discount or premium to its adjusted issue price on your acquisition date, you must, upon acquiring the debt instrument, reasonably allocate the difference between your tax basis and the adjusted issue price to daily portions of interest or projected payments over the remaining term of the note. You should consult your tax advisor regarding these allocations.

If your tax basis were greater than the adjusted issue price of your Old Note on your acquisition date, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a negative adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, your adjusted basis in your note is reduced by the amount treated as a negative adjustment.

If your tax basis were less than the adjusted issue price of your Old Note on your acquisition date, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a positive adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, your adjusted basis in your note is increased by the amount treated as a positive adjustment.

Sale, taxable exchange, conversion or redemption of new notes

Upon the sale, taxable exchange, repurchase or redemption of a New Note, or upon the conversion of a New Note for cash or a combination of cash and common stock, you generally will recognize gain or loss equal to the difference between the amount realized and your adjusted tax basis in the New Note. As a holder of a New Note, you agree that, under the CPDI Regulations, the amount realized will include the fair market value of any common stock that you receive on the conversion as a contingent payment. Gain on a New Note generally will be treated as interest income. Loss from the disposition of a New Note will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the New Note and Old Note exchanged therefor. Any loss in excess of prior net original issue discount inclusions will be treated as capital loss. Capital loss is treated as long-term if the holding period is longer than one year. The deductibility of capital losses is subject to limitations under the Code.

Special rules apply in determining the tax basis of a New Note. Your adjusted tax basis in a New Note generally will be equal to your initial tax basis in the Old Note, increased by original issue discount (determined without regard to any adjustments to interest accruals described above, other than any positive or negative adjustments to reflect discount (which increase basis) or premium (which decrease basis), respectively, to the adjusted issue price, if any), and reduced by the amount of any noncontingent payment and the projected amount of any contingent payments previously scheduled to be made on the New Note and Old Note exchanged therefor.

Under the CPDI Regulations, your tax basis in our common stock received upon conversion of a New Note will equal the then current fair market value of such common stock. Your holding period for our common stock will commence on the day after conversion.

Constructive dividends

Holders of convertible debt instruments such as New Notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the New Notes may not qualify as being made pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

NON-UNITED STATES HOLDERS—CONSEQUENCES OF OWNERSHIP AND DISPOSITION OF NEW NOTES

Payments on New Notes (except the exchange fee as described above, under the heading "—Tax Treatment of the Exchange Fee") made to a Non-United States Holder, including a payment in common stock pursuant to a conversion, payments of contingent interest, and any gain realized on a sale, taxable exchange, repurchase, redemption or conversion of New Notes, will be exempt from United States income or withholding tax provided that: (i) such Non-United States Holder does not own, actually, indirectly or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; (ii) the statement requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below;

(iii) such payments and gain are not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States; (iv) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) o f the Code (which, for these purposes and subject to certain exceptions, includes trading on the Nasdaq National Market); and (v) we are not a "United States real property holding corporation." We believe that we are not and do not anticipate becoming a "United States real property holding corporation."

If a Non-United States Holder were deemed to have received a constructive dividend (see "—Constructive Dividends" above), the Non-United States Holder will generally be subject to United States federal withholding tax at a 30% rate, subject to a reduction by an applicable treaty, on the taxable amount of such dividend.

The statement requirement referred to in the second preceding paragraph will be fulfilled if the beneficial owner of a New Note certifies on a properly executed IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements. If a Non-United States Holder is eligible for the benefits of an applicable treaty, a Non-United States Holder might also be able to obtain an exemption from, or a reduction in, the withholding taxes discussed in the preceding paragraphs by providing a properly executed IRS Form W-8BEN (or successor form) claiming the benefits of such treaty. If a Non-United States Holder of New Notes is engaged in a trade or business in the United States, and if income and gain with respect to New Notes is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from the withholding taxes discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest, constructive dividends and on any gain realized on the sale, taxable exchange, repurchase, redemption or conversion of New Notes in the same manner as if it were a United States Holder. In lieu of an IRS Form W-8BEN (or successor form), such a Non-United States Holder would be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-United States Holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

Payments of principal, premium, if any, the exchange fee and interest (including original issue discount and a payment in common stock pursuant to a conversion of New Notes) on, and the proceeds of dispositions of, New Notes may be subject to United States federal backup withholding tax if the United States Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States certification requirements. In addition, a United States Holder may also be subject to information reporting with respect to income on New Notes unless such holder provides proof of an applicable exemption from the information reporting rules. A Non-United States Holder may be subject to United States backup withholding tax on payments on New Notes and the proceeds from a sale or other disposition of New Notes unless the Non-United States Holder complies with certification procedures to establish that it is not a United States person. Any amounts so withheld will be allowed as a credit against a holder's United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS.

Legal matters

Certain legal matters relating to the validity of New Notes will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP.

Experts

The financial statements and schedule for the year ended December 31, 2005 incorporated by reference in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report, and are incorporated by reference in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of the Company as of December 31, 2004 and for each of the two years in the period ended December 31, 2004 and the consolidated financial statement schedule of the Company for each of the two years in the period ended December 31, 2004, incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, as stated in their report, which are incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

AVAILABLE INFORMATION

We have filed and will file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Please call the SEC at 1-800-SEC-033 0 for additional information about the Public Reference Room.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, including First Horizon, who file electronically with the SEC. The address of that site is www.sec.gov.

You can also inspect reports and other information about us at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus, until we close this offering. The documents we incorporate by reference are:

–>
Our annual report on Form 10-K for the fiscal year ended December 31, 2005.

–>
Our Current Reports on Form 8-K and Form 8-K/A filed with the SEC on January 6, 2006, January 6, 2006, January 30, 2006, January 30, 2006, February 10, 2006 and February 27, 2006; provided, however, we do not incorporate by reference any information furnished under Item 2.02 (Results of Operations and Financial Condition) or Item 7.01 (Regulation FD Disclosure) or any

  exhibits submitted in connection therewith and included in any of these Current Reports on Form 8-K pursuant to Item 9.01.

All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, from the date of this prospectus until this offering is terminated shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus. However, notwithstanding the foregoing, we are not incorporating by reference any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K or any exhibits submitted in connection therewith and included in any of these Current Reports on Form 8-K pursuant to Item 9.01.

Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We make available free of charge on or through our Internet website, http://www.fhrx.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained in our website does not constitute part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the Dealer Manager has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate as of the date appearing on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

OFFER TO EXCHANGE
Our
New 1.75% Contingent Convertible Senior Subordinated Notes Due 2024
and an Exchange Fee
for any and all of our outstanding
1.75% Contingent Convertible Senior Subordinated Notes Due 2024

Questions, requests for assistance and requests for additional copies of this prospectus may be directed to the exchange agent, information agent or the dealer managers at each of their addresses set forth below:

The exchange agent for the exchange offer is:
Deutsche Bank Trust Company Americas
By: DB Services Tennessee, Inc.
Corporate Trust & Agency Services
Reorganization Unit
648 Grassmere Park Road
Nashville, TN 37211
SPU-Reorg.Operations@db.com
Information (800) 735-7777
Fax: (615) 835-3701

The information agent for the exchange offer is:

Morrow & Co., Inc.

You may obtain information regarding the exchange offer
from the information agent as follows:

470 West Avenue
Stamford, CT 06902
(203) 658-9400
Banks and Brokerage Firms, Please Call: (800) 662-5200
Noteholders Call Toll Free: (800) 607-0088
E-mail: fhrx.info@morrowco.com

The dealer manager for the exchange offer is:

677 Washington Boulevard
Stamford, Connecticut 06901
Toll-Free: (888) 722-9555 ext. 4210
Call Collect: (203) 719-4210
Attn: Liability Management Group

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        Our restated certificate of incorporation provides generally for indemnification of our officers and directors to the fullest extent authorized by the General Corporation Law of the State of Delaware. Pursuant to Section 145 of the General Corporation Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the corporation, however, indemnification is not available if such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless the court determines that indemnification is appropriate. In addition, the corporation has the power to purchase and maintain insurance for such person. The statute also expressly provides that the power to indemnify that it authorizes is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

        As permitted by Section 102 of the General Corporation Law, our stockholders have approved and incorporated provisions into our restated certificate of incorporation eliminating a director's personal liability for monetary damages to us and our stockholders arising from a breach of a director's fiduciary duty, except for Section 174 of the General Corporation Law or liability for any breach of the director's duty of loyalty to us or our stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons, under the foregoing provisions or otherwise, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any suit or proceeding) is asserted by a director, officer or controlling person of ours in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 21.    Exhibits and Financial Statement Schedules

  (a)
  See exhibit index.

  (b)
  Not applicable.

  (c)
  Not applicable.

Item 22.    Undertakings

        The undersigned registrant hereby undertakes:

  (1)
  To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (2)
  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not subject of and included in the registration statement when it becomes effective.

  (3)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

  (iii)
  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  (4)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof, and

  (5)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (6)
  That, for purposes of determining any liability under the Securities Act of 1933 to any purchaser each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (7)
  That, for purposes of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

            The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

      (i)
      Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

      (ii)
      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

      (iii)
      The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

      (iv)
      Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

  (8)
  That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions pursuant to which the directors, officers or controlling persons may be indemnified by the registrant or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of the issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, First Horizon Pharmaceutical Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Atlanta, State of Georgia, on the 27th day of February, 2006.

First Horizon Pharmaceutical Corporation (Registrant)
By:	/s/ PATRICK P. FOURTEAU Patrick P. Fourteau Chief Executive Officer and President

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Patrick P. Fourteau and Darrell Borne, and each of them his or her true and lawful attorney-in-fact, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including a registration statement filed pursuant to Rule 462 under the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PATRICK P. FOURTEAU Patrick P. Fourteau	Director, Chief Executive Officer and President (principal executive officer)	February 27, 2006
/s/ DARRELL BORNE Darrell Borne	Chief Financial Officer, Treasurer and Secretary (principal financial and accounting officer)	February 27, 2006
/s/ DR. JOHN N. KAPOOR Dr. John N. Kapoor	Chairman of the Board	February 27, 2006
/s/ JON S. SAXE Jon S. Saxe	Director	February 27, 2006
/s/ PIERRE LAPALME Pierre Lapalme	Director	February 27, 2006

/s/ JERRY N. ELLIS Jerry N. Ellis	Director	February 27, 2006
/s/ PATRICK J. ZENNER Patrick J. Zenner	Director	February 27, 2006
/s/ WILLIAM J. ROBINSON William J. Robinson	Director	February 27, 2006

EXHIBIT INDEX

Exhibit	Description
3.1	Restated Certificate of Incorporation of the Company, as amended, which was filed as Exhibit 3.1 to the Company's Form 10-Q for the quarter ended September 30, 2002, is incorporated herein by this reference.
3.2	Amended and Restated Bylaws of the Company, as amended, which was filed as Exhibit 3.2 to the Company's Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by this reference.
3.3
Amendment to the Amended and Restated Bylaws of the Company, which was filed as Exhibit 3.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003, is incorporated herein by this reference.
4.1	Form of Stock Certificate, which was filed as Exhibit 4.1 to the Company's Form S-1/A filed on May 22, 2000, is incorporated herein by this reference.
4.2
Indenture, dated as of March 8, 2004, between the Company and Deutsche Bank Trust Company Americas, which was filed as Exhibit 4(D) to the Company's Form S-3/A filed on May 26, 2004, is incorporated herein by this reference.
4.3	Form of Indenture between the Company and Deutsche Bank Trust Company Americas, including the form of New Note.*
4.4	Form of New Note (included in Exhibit 4.3).
5.1	Opinion of Paul, Hastings, Janofsky & Walker LLP as to the legality of the securities being registered.*
8.1	Opinion of Paul, Hastings, Janofsky & Walker LLP as to certain U.S. federal income tax matters.*
12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges*
23.1	Consent of Deloitte & Touche LLP*
23.2	Consent of BDO Seidman, LLP*
23.3	Consent of Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on Signature Page)
25.1	Statement of Eligibility and Qualification of Trustee on Form T-1*

*
Filed herewith

QuickLinks

  Summary
  Summary of the exchange offer
  Material differences between old notes and new notes
  Summary of new notes
  Risk factors
  Forward looking information
  Summary selected historical consolidated financial data
  Use of proceeds
  Ratio of earnings to fixed charges
  Price range of our common stock
  Dividend policy
  The exchange offer
  Description of new notes
  Description of capital stock
  United states federal income tax consequences
  Legal matters
  Experts
  Where you can find more information
PART II
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX